42

06016873

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trolltech ASA

*CURRENT ADDRESS Sandakerv, 116
P.O. Box 4332 Nydalen
N-0402 Oslo, Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

FILE NO. 82- 35014 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 9/15/06

RECEIVED
2006 AUG -2 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF THE ANNUAL GENERAL MEETING OF TROLLTECH AS

The Board hereby gives notice of the Annual General Meeting of Trolltech AS:

Time: 26 May 2006 at 16:30 (CET)

Place: The Company's offices at Sandakerveien 116, 0484 Oslo

The Board has proposed the following agenda:

1. Opening of the meeting and registration of attending shareholders and proxies
2. Election of a Chairman of the meeting and one person to co-sign the minutes with the Chairman
3. Approval of the notice of and the agenda for the meeting
4. Approval of the Annual Accounts and the Directors' report for 2005
5. Approval of the auditor's remuneration
6. Capital increase by a bonus issue
7. Share split
8. Transition to one class of shares
9. Board authorization to issue shares inter alia in connection with an IPO
10. Board authorization to issue shares inter alia in connection with the company's option program
11. Conversion of the company into a public limited liability company
12. Amendments to the articles of association
13. Election of a new Board of Directors

☐ PÅMELDING

Jeg/vi kommer på ordinær generalforsamling i Trolltech AS fredag 26. mai 2006 kl. 16:30.

☐ FULLMAKT

Undertegnede gir herved

____

fullmakt til å stemme for meg/oss på selskapets ordinære generalforsamling fredag 26. mai 2006 klokken 16:30.

____________, den / 2006

____

Navn på aksjonær

____

Underskrift

____

(navn med blokkbokstaver)

TROLLTECH®

INNKALLING TIL ORDINÆR GENERALFORSAMLING I TROLLTECH AS

Styret innkaller herved til ordinær generalforsamling i Trolltech AS:

Tid: 26. mai 2006, klokken 16:30

Sted: Selskapets lokaler i Sandakerveien 116, 0484 Oslo

Styret har foreslått følgende agenda:

1. Åpning av møtet og registrering av fremmøtte aksjonærer og fullmakter

2. Valg av møteleder og én person til å signere protokollen sammen med møteleder

3. Godkjennelse av innkalling og dagsorden

4. Godkjennelse av årsregnskap og årsberetning for 2005

5. Godkjennelse av revisors honorar

6. Kapitalforhøyelse ved fondsemisjon

7. Aksjesplitt

8. Overgang til én aksjeklasse

9. Styrefullmakt til å utstede aksjer bl.a. i forbindelse med offentlig tilbud

10. Fullmakt til å utstede aksjer i forbindelse med selskapets opsjonsprogram

11. Omdannelse av selskapet til et allmennaksjeselskap

12. Vedtektsendringer

13. Valg av styre

Sandakerveien 116, P.O. Box 4332 Nydalen, NO-0402 Oslo | phone +47 21 60 48 00 | fax +47 21 60 48 02
www.trolltech.com | info@trolltech.com

*****

Styrets forslag til vedtak og begrunnelser for disse følger av de vedlagte styreprotokoller, datert henholdsvis 10. mai 2006 og 18. mai 2006 med vedlegg. Vedlagt er også mellombalanse med revisorbekreftelse, samt årsregnskap, årsberetning og revisjonsberetning.

*****

Aksjonærer som vil delta på generalforsamlingen bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand innen fredag 26. mai kl 10:00 til fax nr 21 60 48 02. De aksjonærer som ikke selv kan møte på generalforsamlingen, men som ønsker å være representert, kan enten gi fullmakt til egen fullmektig eller til undertegnede. Fullmaktsskjema er vedlagt.

19. mai 2006
Trolltech AS

Eirik Chambe-Eng (sign)
Daglig leder

*****

The Board's proposals for resolutions and the reasons for such are stated in the attached board minutes, dated 10 May 2006 and 18 May 2006, respectively, with appendices. Also attached are an opening balance sheet with an auditor's confirmation, as well as the annual annual accounts, the directors' report and the auditor's report.

*****

Shareholders who wish to attend the General Meeting are kindly asked to submit the enclosed form by fax to fax no +47 21 60 48 02 within Friday 26 May at 10:00 CET. Shareholders who are unable to attend the General Meeting, but who wish to be represented at the meeting, may give power of attorney to a proxy or to the undersigned. A proxy form is enclosed.

19 May, 2006
Trolltech AS

Eirik Chambe-Eng
President

☐ **ENROLMENT**

I / we will attend the Annual General Meeting of Trolltech AS on Friday 26 May, 2006 at 16:30 (CET).

☐ **PROXY**

The undersigned hereby grants

____

proxy to represent me/us in the Company's Annual General Meeting on Friday 26 May, 2006 at 16:30 (CET).

____________, / 2006

____
Name of the shareholder

____
Signature

____
(name in capital letters)

PROTOKOLL FRA STYREMØTE I TROLLTECH AS	MINUTES FROM BOARD MEETING IN TROLLTECH AS
Denne generalforsamlingsprotokoll utarbeidet både på norsk og engelsk. Dersom det skulle vise seg å være uoverensstemmelser mellom de to versjonene, skal den norske protokollen ha forrang.	These minutes have been prepared in both Norwegian and English. In case of variation in the content of the two versions, the Norwegian version shall prevail.
Styremøte i Trolltech AS ble avholdt 18. mai 2006 kl 17:00 (CET) i selskapets lokaler i Sandakerveien 116 i Oslo, Norge. Følgende styremedlemmer deltok (enten ved oppmøte eller over telefon):	A board meeting in Trolltech AS was held on 18 May 2006 at 17:00 (CET) at the company's offices in Sandakerveien 116 in Oslo, Norway. The following board members participated (in person or by telephone):
Haavard Nord, styrets leder Eirik Chambe-Eng Matthias Frank Ettrich Tore Mengshoel Neil Alexander Rimer Thomas Tod Nielsen Juha Christen Christensen	Haavard Nord, chairman of the board Eirik Chambe-Eng Matthias Frank Ettrich Tore Mengshoel Neil Alexander Rimer Thomas Tod Nielsen Juha Christen Christensen
Styret var således vedtaksdyktig, jf. aksjeloven § 6-24. Det var ingen innvendinger til innkallingen til eller agendaen for styremøtet.	The board thereby constituted a quorum, cf. the Norwegian Private Limited Companies Act section 6-24. There were no objections regarding the notice of or the agenda for the board meeting.
I tillegg var følgende til stede: Viggo Bang-Hansen fra Adv. fa Schjødt Bente Høgnes, Controller Knut Stålen, CFO Cathrine Bore, referent	In addition, the following were present: Viggo Bang-Hansen from Lawfirm Schjødt Bente Høgnes, Controller Knut Stålen, CFO *Cathrine Bore, taking the minutes*
Følgende saker ble behandlet:	The following issues were addressed:
1. MELLOMBALANSE Q1 – 2006	**1. INTERIM BALANCE Q1 – 2006**
Knut Stålen presenterte utkast til mellombalanse for første kvartal 2006.	Knut Stålen presented the draft Interim Balance for first quarter 2006.
Vedtak: Styret vedtok å godkjenne mellombalansen for første kvartal 2006.	Resolution: The Board resolved to approve the Interim Balance for first quarter 2006.
2. NOTERING AV SELSKAPETS AKSJER PÅ OSLO BØRS	**2. LISTING OF THE COMPANY'S SHARES ON THE OSLO STOCK EXCHANGE**
Styret vedtok at selskapet skal søke om notering av selskapets aksjer, prinsipalt på Oslo Børs sin hovedliste, og subsidiært på Oslo Børs sin SMB-liste. Daglig leder og styrets leder ble hver for seg gitt fullmakt til å ferdigstille og signere søknaden til Oslo Børs, samt forestå alle nødvendige tiltak på selskapets vegne i forbindelse med søknadsprosessen, herunder inngå slike avtaler på selskapets vegne som måtte være ønskelig i den forbindelse.	The Board resolved that the company shall apply for listing of the company's shares, principally on the Oslo Stock Exchange (OSE)'s Main List and alternatively on OSE's SMB list. The company's chief executive officer and the chairman of the Board were each given the authority to complete and sign the listing application to OSE, as well as conduct any necessary actions on behalf of the company in connection with the listing process, including the entering into of any relevant agreements desirable in this respect on behalf of the company.

3. KAPITALFORHØYELSE VED FONDSEMISJON	3. INCREASE OF SHARE CAPITAL BY A BONUS ISSUE
Per dato for møtet har Trolltech en akjsekapital på NOK 218.020,14, inkludert en kapitalforhøyelse på NOK 284,32 som ble vedtatt i styremøte 19. april, men som ennå ikke er registrert i Foretaksregisteret. Ettersom et allmennaksjeselskap må ha en aksjekapital på minimum NOK 1.000.000, vedtok styret å fremme forslag om at Trolltechs aksjekapital blir forhøyet med NOK 1.526.140,98, fra NOK 218.020,14 til NOK 1.744.161,12 ved en fondsemisjon som skal finne sted ved overførsel fra overkursfondet til aksjekapitalen. Økningen i aksjekapital gjennomføres ved å øke pålydende på samtlige aksjer fra NOK 0,01 til NOK 0,08.	As of the date of the Board meeting Trolltech has a share capital of NOK 218,020.14, including a share capital increase of NOK 284.32 resolved in the Board of Directors meeting on April 19, 2006, but which is not yet registered in the Register of Business Enterprises. As the required share capital of a public limited company must be at least NOK 1,000,000, the Board of Directors decided to propose that Trolltech's share capital is increased by NOK 1,526,140.98, from NOK 218,020.14 to NOK 1,744,161.12 by a bonus issue which shall take place by a transfer from the share premium reserve to the share capital. The increase in share capital shall be implemented by increasing the nominal value of all the shares from NOK 0.01 to NOK 0.08.
Styret vedtok å foreslå at generalforsamlingen fatter følgende vedtak:	The Board of Directors decided to propose the following resolution to the shareholders' meeting:
"Trolltechs aksjekapital økes med NOK 1.526.140,98, fra NOK 218.020,14 til NOK 1.744.161,12, ved en fondsemisjon i form av en overførsel fra overkursfondet til aksjekapitalen. Økningen i aksjekapital gjennomføres ved at pålydende på samtlige av selskapets aksjer økes fra NOK 0,01 til NOK 0,08."	*"Trolltech's share capital shall be increased by NOK 1,526,140.98, from NOK 218,020.14 to NOK 1,744,161.12, by a bonus issue in the form of a transfer from the share premium reserve to the share capital. The increase in capital is to be implemented by increasing the nominal value of the company's shares from NOK 0.01 to NOK 0.08."*
4. AKSJESPLITT	**4. SPLIT OF SHARES**
Per dato for møtet er selskapets aksjer delt inn i 19.533.570 aksjer i aksjeklasse A (ordinære aksjer) og 2.268.444 aksjer i aksjeklasse B (innløsningsaksjer). Det totale antall aksjer er 21.802.014. Dersom fondsemisjonen beskrevet i punkt 3 ovenfor vedtas av generalforsamlingen, vil samtlige aksjer ha pålydende NOK 0,08. På bakgrunn av råd fra de finansielle rådgiverne, samt for å oppnå en passende pris per aksje i det offentlige tilbudet, mener styret at aksjene i selskapet bør splittes i forholdet 1 til 4, og styret vedtok å fremme forslag for generalforsamlingen om en slik splitt av aksjer.	As of the date of the meeting, the shares in Trolltech are divided into 19,533,570 class A common shares and 2,268,444 class B redemption shares. The total number of shares is 21,802,014. If the bonus issue described in Section 3 above is adopted by the ordinary meeting of shareholders, all shares will have a nominal value of NOK 0.08. Based on recommendations from Financial Advisors, and in order to achieve a suitable price per share in the IPO, the Board of Directors is of the opinion that the company's shares should be split in the relationship 1:4 and decided to propose such split to the shareholders' meeting.
En splitt i forholdet 1:4 vil gi 87.208.056 aksjer, samt at pålydende vil bli redusert fra NOK 0,08 til NOK 0,02.	A split of shares in the relationship 1:4 will give 87,208,056 shares, and the nominal value will be reduced from NOK 0.08 to NOK 0.02.
Styret vedtok å foreslå at generalforsamlingen fatter følgende vedtak:	The Board of Directors decided to propose the following resolution to the shareholders' meeting:
"Direkte etter fondsemisjonen skal aksjene splittes i forholdet 1:4. Etter at splitten av aksjer har funnet sted, vil antall aksjer være 87.208.056, og pålydende på hver aksje vil være NOK 0,02. Splitten av aksjer skal tre i kraft umiddelbart etter at vedtektsendringene har blitt registrert i Foretaksregisteret."	*"Directly following the bonus issue, a split of the Company's shares in the relationship 1:4 shall take place. After the split the number of shares will be 87,208,056, and the nominal value of each share is NOK 0.02. The split of shares shall have immediate effect following registration of the amended Articles of Association in the Register of Business Enterprises."*

5. ÉN AKSJEKLASSE	5. ONE CLASS OF SHARES
Per i dag har Trolltech to aksjeklasser, aksjeklasse A (ordinære aksjer) og aksjeklasse B (innløsningsaksjer). I forbindelse med den planlagte emisjon og børsnoteringen vedtok styret å foreslå at generalforsamlingen fatter følgende vedtak:	As of this date, Trolltech has two classes of shares – class A common shares and class B redemption shares. In connection with the contemplated IPO and listing of the company's shares, the Board of Directors decided to propose the following resolution to the shareholders' meeting:
"Samtlige aksjer i selskapet har samme rettigheter".	*"All shares in the company shall have equal rights."*
6. FULLMAKT TIL Å UTSTEDE AKSJER BL.A. I FORBINDELSE MED OFFENTLIG TILBUD	6. AUTHORITY TO ISSUE SHARES, INTER ALIA, IN CONNECTION WITH AN IPO
Ettersom styret har besluttet å søke om notering på Oslo Børs, må det gjennomføres et offentlig tilbud for å tilfredsstille Oslo Børs' krav om fri flyt. Dette planlegges gjennomført som en emisjon, eventuelt i kombinasjon med et nedsalg. Styret ønsker at generalforsamlingen vedtar å gi styret en fullmakt til å utstede aksjer bl.a. i forbindelse med slikt offentlig tilbud. Styret vedtok derfor å foreslå at generalforsamlingen fatter følgende vedtak:	As the Board has resolved to apply for listing on the Oslo Stock Exchange ("OSE"), an initial public offering (IPO) must be carried out to fulfil the OSE's free float requirements. A share issue, possibly in combination with a sale of shares from existing shareholders, is contemplated to achieve this. The Board wishes that the shareholders' meeting resolve to issue an authority for the Board to issue shares, inter alia, in connection with such IPO. The Board therefore resolved to propose that the shareholders' meeting make the following resolution:
"Styret gis fullmakt til å øke aksjekapitalen med et maksimumsbeløp på NOK 800.000,00 (etter fondsemisjonen vedtatt i punkt [3] ovenfor) gjennom én eller flere aksjekapitalutvidelser. Tegningskurs pr aksje fastsettes av styret i forbindelse med hver enkelt utstedelse.	*"The Board is granted the authority to increase the share capital by a maximum amount of NOK 800,000.00 (after the bonus issue resolved in item [3] above) in one or more issuances and at subscription prices per share to be fixed by the Board in connection with each issuance.*
Fullmakten gjelder frem til avholdelse av neste ordinære generalforsamlingen, men uansett i minst 15 måneder fra dato for denne generalforsamlingen. Eksisterende aksjonærers fortrinnsrett til å tegne og bli tildelt aksjer kan fravikes.	*The authority is valid until the next annual shareholders meeting, but in any case for 15 months from the date of this shareholders' meeting. Existing shareholder's pre-emptive rights to subscribe for and to be allocated shares may be derogated from..*
Denne fullmakten kan benyttes i forbindelse med en offentlig tilbud om tegning av selskapets aksjer, institusjonell plassering av aksjer, samt i tilknytning til overtildeling av aksjer i forbindelse med det foregående. Fullmakten er imidlertid ikke begrenset til dette.	*The authority may be used in connection with an initial public offering of the company's shares, institutional allocation of shares, as well as in connection with over allotment related to this. The authority is not limited to such use.*
Denne fullmakten erstatter alle tidligere gitte fullmakter til å utstede aksjer.	*This authority replaces all previously given authorities to issue shares.*
Styret vedtar de nødvendige endringer i vedtektene i overensstemmelse med kapitalforhøyelser i henhold til fullmakten."	*The Board shall resolve the necessary amendments to the articles of association in accordance with capital increases resolved pursuant to this authority."*
7. FULLMAKT TIL Å UTSTEDE AKSJER I FORBINDELSE MED SELSKAPETS OPSJONSPROGRAM	7. AUTHORITY TO ISSUE SHARES IN ACCORDANCE WITH THE COMPANY'S OPTION PRGRAM
Ettersom selskapets opsjonsprogram utgjør et nyttig insentiv for de ansatte, ønsker styret at generalforsamlingen vedtar å gi styret en fullmakt til å utstede aksjer i forbindelse med selskapets opsjonsprogram for sine ansatte. Styret vedtok	As the company's option program provides a useful incentive for the employees, the Board wishes that the shareholders' meeting resolve to issue an authority for the Board to issue shares in relation to the company's option program for its

derfor å foreslå at generalforsamlingen fatter følgende vedtak: *"Styret gis fullmakt til å øke aksjekapitalen med et maksimumsbeløp på NOK 94.392,45 (etter fondsemisjonen vedtatt i punkt [3] ovenfor) gjennom én eller flere aksjekapitalutvidelser hvor tegningskursen pr aksje fastsettes av styret i forbindelse med hver enkelt utstedelse og i overensstemmelse med avtalte forutsetninger og insentivprogram.* *Fullmakten gjelder til og med 30. juni 2007. Eksisterende aksjonærers fortrinnsrett til å tegne og bli tildelt aksjer kan fravikes.* *Fullmakten kan kun benyttes til utstedelse av aksjer til konsernets ansatte i forbindelse med opsjons- og insentivprogrammer.* *Styret vedtar de nødvendige endringer i vedtektene i overensstemmelse med kapitalforhøyelser vedtatt i henhold til fullmakten."*	employees. The Board therefore resolved to propose that the shareholders' meeting make the following resolution: *"The Board is granted the authority to increase the share capital by a maximum amount of NOK 94,392.45(after the bonus issue resolved in item [3] above) in one or more issuances and at subscription prices per share to be determined in by the Board in each connection with each issuance in accordance with agreed terms and incentive programs.* *The authority is valid until June 30, 2007. Existing shareholder's pre-emptive rights to subscribe for and to be allocated shares may be derogated from.* *The authority may only be used for issuance of shares to the groups's employees in relation with option and incentive programs.* *The Board shall resolve the necessary amendments to the articles of association in accordance with capital increases resolved pursuant to this authority."*
8. OMDANNELSE AV SELSKAPET TIL ET ALLMENNAKSJESELSKAP	8. CONVERSION OF THE COMPANY INTO A PUBLIC LIMITED COMPANY
Omdannelsen av selskapet til et allmennaksjeselskap er en betingelse for det planlagte offentlige tilbudet og børsnoteringen på Oslo Børs. En åpningsbalanse laget i forbindelse med omdannelsen av selskapet fra et aksjeselskap til et allmennaksjeselskap var blitt distribuert til styrets medlemmer forut for møtet. Åpningsbalansen er den samme som balansen for første kvartal 2006. Åpningsbalansen vil bli lagt ved innkallingen til generalforsamlingen. Styret er av den oppfatning at omdannelsen ikke vil ha noen umiddelbare, vesentlige finansielle konsekvenser for selskapet. De mest vesentlige juridiske konsekvenser av omdannelsen inkluderer blant annet: • Selskapet vil falle inn under anvendelsesområdet til allmennaksjeloven istedenfor aksjeloven. • Selskapets aksjekapital må være minst NOK 1 million. • Selskapets styre må bestå av minst 3 medlemmer • Selskapet må føre regnskap i samsvar med regnskapsreglene for større selskaper	The conversion of the Company into a public limited company (ASA) is a prerequisite for the contemplated IPO and the listing of the Company's shares on the Oslo Stock Exchange. An opening balance sheet prepared in connection with the conversion of the Company from a private limited company to a public limited company has been distributed to the board members prior to the meeting. The opening balance sheet is the same as the interim first quarter balance sheet for 2006. The opening balance will be enclosed with the notice convening the ordinary shareholder's meeting. The Board is of the opinion that the conversion will not have any immediate, substantial financial consequences for the Company. The most significant legal effects of the conversion include inter alia the following: • The Company will be governed by the Norwegian Public Limited Companies Act instead of the Limited Liabilities Companies Act. • The Company's share capital must be at least NOK 1 million. • The Company is required to have a Board of at least three directors. • The Company will have to keep its accounts in accordance with the accounting rules for larger entities.
Registrering av selskapets aksjer i verdipapirsentralen (VPS) er under prosess, og vil etter planen finne sted 12. juni 2006. Siden slik registrering er en betingelse for omdannelsen til et	The registration of the Company's shares in the the Central Securities Depository (VPS) register is pending, and is

allmennaksjeselskap, vil omdannelsen bli implementert så snart registreringen er fullført.

Styret vedtok å foreslå at generalforsamlingen fatter følgende vedtak:

"Selskapet skal omdannes til et allmennaksjeselskap (ASA). Trolltech planlegger et offentlig tilbud hvor allmennheten vil bli invitert til å tegne nye aksjer i selskapet. Vedtaket om omdannelse skal tre i kraft ved registrering av dette vedtaket i Foretaksregisteret, noe som skal skje så snart som mulig etter at selskapets aksjer er registrert i verdipapirsentralen (VPS)".

scheduled to take place 12 June 2006. As such registration is a prerequisite for the conversion into an ASA, the conversion shall be implemented as soon as the registration is completed.

The Board of Directors decided to propose the following resolution to the shareholders' meeting:

"The Company shall be transformed into a public limited company (ASA). Trolltech is planning an IPO, in which the general public will be invited to subscribe for new shares in the Company. The resolution to convert shall take effect upon registration of this resolution in the Register of Business Enterprises, which is to take place as soon as possible after the company's shares are registered in the Central Securities Depository (VPS)."

9. ENDRINGER I VEDTEKTENE

9.1 Aksjesplitt og økning av aksjekapitalen, én aksjeklasse

Som en følge av forslagene i punkt 3, 4 og 5 ovenfor om kapitalforhøyelse, aksjesplitt og at selskapet kun skal ha én aksjeklasse, besluttet styret å foreslå at § 4 i selskapets vedtekter endres til følgende ordlyd:

"Selskapets aksjekapital er NOK 1.744.161,12 fordelt på 87.208.056 aksjer med en pålydende på NOK 0,02. Aksjene skal registreres i Verdipapirsentralen (VPS)."

9.2 Fri overdragelse av aksjer

På grunn av mulig notering av selskapets aksjer på Oslo børs, må nåværende § 7 om forkjøpsrett av aksjer i selskapets vedtekter fjernes. Styret foreslår derfor at § 7 skal slettes i sin helhet med virkning fra kl 08:00 den dagen selskapets aksjer noteres.

9.3 Mer enn én daglig leder

Styret ønsker å ha muligheten til å ha mer enn én daglig leder, og foreslår derfor en ny § 7 i selskapets vedtekter med følgende ordlyd, og at nummereringen av de øvrige paragrafene justeres deretter:

"Selskapet styre kan beslutte at selskapet skal ha mer enn én daglig leder. I så tilfelle trenger de daglige ledere ikke å opptre i fellesskap for å utøve sine fullmakter."

9. AMENDMENT TO THE ARTICLES OF ASSOCIATION

9.1 Share split and increase of share capital, one class of shares

As a consequence of the proposals to increase the share capital, resolve a share split, and that the company shall have only one class of shares under items 3, 4 and 5 above, the Board resolved to propose that § 4 of the company's articles of association shall have the following wording:

"The company's share capital is NOK 1,744,161.12 divided into 87,208,056 shares at a face value of NOK 0.02. The shares shall be registered with the Norwegian Central Securities Depository (VPS)."

9.2 Free transferability of shares

In case of a listing of the company's shares on the OSE, the provisions in § 7 of the company's current articles restricting the free transferability of shares in the company must be removed. The Board therefore proposed that the current § 7 of the articles shall be deleted in its entirety with effect from 08:00 on the day of listing of the company's shares.

9.3 More than one CEO

The Board of Directors wishes to have the possibility of having more than one CEO, and thus proposes that a new § 7 is added to the company's articles of association with the following wording, and that the numbering of the remaining sections is adjusted accordingly:

"The company's Board of Directors may resolve that the company shall have more than one CEO. In such case, the CEOs shall not have to act jointly to exercise their authorities."

9.4 Omdannelse til et ASA	**9.4 Conversion into an ASA**
Som en følge av forslaget under punkt 8 ovenfor om å omdanne selskapet til et ASA, foreslår styret at § 1 i selskapets vedtekter endres til følgende:	As a consequence of the proposal under item 8 above to convert the company into an ASA, the Board resolved to propose that § 1 of the company's Articles of Association is amended as follows:
"Selskapets navn er Trollech ASA. Selskapet er et allmennaksjeselskap."	*"The company's name is Trolltech ASA. The company is a public limited company."*
Endringene vedtatt under dette punkt 9.4 skal tre i kraft fra samme tidspunkt som omdannelsen registreres i Foretaksregisteret (jf. punkt 8 ovenfor.	The amendment resolved under this item 9.4 shall take effect at the same time as the conversion is registered in the Register of Business Enterprises (cf. item 8 above).
9.5 De nye vedtektsbestemmelsene	**9.5 New articles**
De foreslåtte nye vedtektsbestemmelsene, både i endelig versjon og med markerte endringer, er lagt ved denne protokollen som Vedlegg 1.	The proposed new articles, both in a clean and a mark-up version is enclosed as Annex 1 to these minutes.
10. VALG AV STYRE	**10. ELECTION OF A NEW BOARD OF DIRECTORS**
Styret vedtok å foreslå at generalforsamlingen avholder valg av nytt styre i selskapet. Styremedlemmer vil bli foreslått av styret forut for avholdelse av generalforsamlingen.	The Board resolved to propose that the shareholders' meeting elects a new Board of Directors of the company. Board members will be proposed by the Board prior to the General Meeting.
11. VEDTAGELSE AV CORPORATE GOVERNANCE REGLER	**11. ADOPTION OF A CORPORATE GOVERNANCE POLICY**
Som ledd i prosessen frem mot notering av selskapets aksjer på Oslo Børs, og under henvisning til corporate governance-anbefalingen datert 8. desember 2005 og sanksjonert av Oslo Børs, ønsker styret å fastsette en corporate governance-policy for selskapet, herunder opprette en nominasjonskomité.	As part of the process towards a listing of the company's shares on the OSE, and with reference to the corporate governance recommendation dated 8 December 2005 and sanctioned by the OSE, the Board wishes to establish a policy on corporate governance, including the establishment of a nomination committee.
De nærmere detaljene i en slik policy er ikke ferdig utarbeidet pr. dato for styremøtet, men vil bli vedtatt av styret i ved en senere anledning. Styret vil også ved en senere anledning foreslå de nødvendige vedtektsendringer i forbindelse med opprettelsen av en nominasjonskomité.	The specific details of such policy are not finalized as of the date of the meeting, but will be resolved by the Board at a later stage. The Board will also at a later stage propose the necessary amendments to the articles of association in connection with the establishment of a nomination committee.
12. INNKALLING TIL ORDINÆR GENERALFORSAMLING	**12. NOTICE OF AN ORDINARY SHAREHOLDERS MEETING**
Styret besluttet å innkalle til ordinær generalforsamling i selskapet den 26. mai 2006 kl 16:30 i selskapets lokaler i Oslo, hvor de ovenfor nevnte forslag vil bli behandlet. Regnskapet for 2005, inkludert styrets rapport (slik den ble godkjent av styret i møte 10. mai 2006), revisorbekreftet mellombalanse, samt de foreslåtte vedtektsendringer, vil bli lagt ved innkallelsen.	The board resolved to issue a notice of an ordinary shareholders' meeting 26 May 2006 at 16:30 in the company's offices in Oslo, where the above mentioned proposals will be addressed. The accounts for 2005, including the Board of Directors' reports (as approved by the Board of Directors in its May 10, 2006 meeting), the interim balance confirmed by an auditor, as well as the suggested amendments to the Articles of Association shall be included in the notice.

Styret ga Eirik Chambe-Eng fullmakt til å åpne generalforsamlingen på styrets vegne samt til å utstede innkallelsen til møtet. *** Alle beslutninger ble fattet ved enstemmighet. Det var ingen andre saker på agendaen, og møtet ble hevet.	The board gave Eirik Chambe-Eng the authority to open the shareholders' meeting on behalf of the board and to issue notice of the meeting. *** All matters were resolved unanimously. There were no other issues on the agenda, and the meeting was adjourned

* * *

[sign.]

KJELSTRUP & WIGGEN AS
Statsautoriserte revisorer

INTERNATIONAL

Ole F. Kjelstrup
Per-Henning Lie
Erik Olsen
Petter Røed
Paul G. M. Thomassen
Jon Wiggen

Til generalforsamlingen i Trolltech AS

På oppdrag av styret avgir vi i samsvar med aksjeloven § 2-6, jf § 15-1, følgende redegjørelse:

Til generalforsamlingen den 26.mai 2006 er det foreslått å omdanne Trolltech AS til et allmennaksjeselskap. De eiendeler og forpliktelser som skal overføres ved omdanningen, fremgår av åpningsbalansen pr 31. mars 2006. Omdanningen skjer ved overføring til regnskapsførte verdier. Årsregnskap, årsberetning og revisjonsberetning for Trolltech AS for de tre siste år er inntatt som vedlegg til denne redegjørelsen. Resultatet av driften etter 31. mars 2006 viser ikke forhold av betydning for vurderingen av det sist avlagte årsregnskap.

Vi bekrefter at eiendeler og forpliktelser som foreligger ved omdanningen, kan oppføres i balansen til en samlet nettoverdi som gir dekning for pålydende av den aksjekapital på kr 1.744.161.12 selskapet skal ha som allmennaksjeselskap (jf aksjeloven § 2-6 § 15-1).

Oslo, 18. mai 2006
Kjelstrup & Wiggen AS

Jon Wiggen
statsautorisert revisor

Vedtekter
for
Trolltech ASA

registrert i Foretaksregisteret med organisasjonsnummer 970 974 792
sist endret i ~~styremøte 19. april 2006 med fullmakt fra generalforsamling 3. mars 2005~~ordinær generalforsamling 26. mai 2006

§ 1

Selskapets navn er Trolltech ASA. Selskapet er et allmennaksjeselskap.

§ 2

Selskapets formål er å utvikle og selge programvare og å drive rådgivningstjeneste om programvareutvikling og datateknikk generelt.

§ 3

Selskapets forretningskontor er i Oslo.

§ 4

Selskapets aksjekapital er ~~på kr~~NOK ~~218.020,14~~ 1.744.161.12 fordelt på ~~19 533 570 aksjer i aksjeklasse A (ordinære aksjer) hver pålydende kr 0,01 fullt innbetalt, og 2 268 444~~87.208.056~~109.010.070~~ aksjer ~~i aksjeklasse B (innløsningsaksjer) hver~~med en pålydende på ~~kr~~NOK 0,0~~1~~ 2. ~~fullt innbetalt~~. ~~Alle aksjer i selskapet har samme rettigheter med mindre annet uttrykkelig fremgår av vedtektene.~~ Aksjene ~~i selskapet skal være registrert i~~skal registreres i Verdipapirsentralen (VPS).

§ 5

Selskapets styre skal bestå av 5 – 8 medlemmer.

§ 6

Den ordinære generalforsamling skal behandle:

1. Fastsetting av resultatregnskap og balanse, herunder anvendelse av årsoverskudd eller dekning av årsunderskudd.

2. Valg av styre og revisor.
3. For øvrig behandle og avgjøre saker som etter lov eller vedtekter hører under generalforsamlingen.

§ 7

~~Ved enhver overdragelse av aksjer har de øvrige aksjonærer forkjøpsrett til den kurs det foreligger reelt kjøpetilbud til. Unntak fra ovennevnte gjelder når den aksjene overdras til er ektefelle eller person som vedkommende bor sammen med i ekteskapslignende forhold eller slektninger i rett oppsigende eller nedstigende linje, eller ved overdragelse til selskaper som er heleiet eller på annen måte kontrollert av en aksjonær. Forkjøpsretten kan gjelde alle eller deler av aksjene som skal overdras. Dersom flere aksjonærer ønsker å benytte seg av forkjøpsretten, fordeles de aksjer, som er på salg, forholdsmessig i forhold til den tidligere aksjebesittelse. Dersom det ved den forholdsmessige fordeling blir overskytende aksje(r), overtar den/de som på forhånd har flest aksjer den/de overskytende, og i tilfelle av likhet foretas loddtrekning.~~

~~Den som ønsker å selge sine aksjer, skal skriftlig meddele dette til styrets formann med opplysninger om kjøpetilbudet. Styret skal deretter snarest og innen 7 dager fra mottak av slik melding gi melding til de øvrige aksjonærer og gi disse en frist på 21 dager til å meddele om de vil gjøre forkjøpsretten gjeldende. Dersom det er gitt meddelelse om at det foreligger gave eller gavesalg eller det bestrides at den oppgitte kjøpesum er reell, blir en naturlig omsetningsverdi å fastsette ved skjønn, og skjønn må være begjært innen samme frist. Dersom ikke et senere betalingstidspunkt følger av en foreliggende salgsavtale, må den som gjør forkjøpsretten gjeldende, erlegge kjøpesummen innen 4 uker fra styreformannens meddelelse. Hvis det skal holdes skjønn, bestemmer styret hvilket beløp som skal deponeres. Deponeringsbeløpet skal erlegges innen 4 uker fra styreformannens meddelelse, men kan dog ikke kreves erlagt før én uke etter at styrets beslutning om deponeringsbeløpets størrelse er meddelt.~~

~~Skjønnsfastsatt kjøpesum skal erlegges innen 2 uker fra skjønnet er endelig. Når ikke annet er angitt, gjelder fristene fra det rekommanderte brevs postleggelse.~~

~~Dersom ikke overdragelse av aksjer som utløser forkjøpsrett er gjennomført innen 60 dager etter at fristen for de øvrige aksjonærene til å gjøre forkjøpsretten gjeldende er utløpt, må prosedyren som er beskrevet i denne § 7 gjennomføres på nytt ved en eventuell senere overdragelse.~~Selskapets styre kan beslutte at selskapet skal ha mer enn én daglig leder. I så tilfelle trenger de daglige ledere ikke å opptre i fellesskap for å utøve sine fullmakter.

~~§ 8~~

~~Aksjer i aksjeklasse B (innløsningsaksjer) kan kreves innløst av eierne av slike aksjer, jf. aksjeloven § 12-7 (innløsningsretten). Innløsningsretten er underlagt visse vilkår og bestemmelser som fremgår av en investeringsavtale (Investment Agreement) datert 3. mars 2005 hvor selskapet er part, og det er kun ved inntreden av nærmere definerte omstendigheter i Investment Agreement at innløsningsretten kan gjøres gjeldende.~~

§ 8~~9.~~

For øvrig henvises til den til enhver tid gjeldende aksjelovgivning.

Vedtekter
for
Trolltech ASA

registrert i Foretaksregisteret med organisasjonsnummer 970 974 792
sist endret i ordinær generalforsamling 26. mai 2006

§ 1

Selskapets navn er Trolltech ASA. Selskapet er et allmennaksjeselskap.

§ 2

Selskapets formål er å utvikle og selge programvare og å drive rådgivningstjeneste om programvareutvikling og datateknikk generelt.

§ 3

Selskapets forretningskontor er i Oslo.

§ 4

Selskapets aksjekapital er NOK 1.744.161,12 fordelt på 87.208.056 aksjer med en pålydende på NOK 0,02. Aksjene skal registreres i Verdipapirsentralen (VPS).

§ 5

Selskapets styre skal bestå av 5 – 8 medlemmer.

§ 6

Den ordinære generalforsamling skal behandle:

1. Fastsetting av resultatregnskap og balanse, herunder anvendelse av årsoverskudd eller dekning av årsunderskudd.
2. Valg av styre og revisor.
3. For øvrig behandle og avgjøre saker som etter lov eller vedtekter hører under generalforsamlingen.

§ 7

Selskapets styre kan beslutte at selskapet skal ha mer enn én daglig leder. I så tilfelle trenger de daglige ledere ikke å opptre i fellesskap for å utøve sine fullmakter.

§ 8

For øvrig henvises til den til enhver tid gjeldende aksjelovgivning.

Office translation

Articles of Association
for
Trolltech ASA

Registered in the Register of Business Enterprises, organization number 970 974 792
most recently amended by the ~~Board of Directors 19 April 2006 pursuant to authority from the general meeting 3 March 2005~~Annual General Meeting 26 May 2006

§ 1

The name of the company is Trolltech ASA. The company is a public limited liability company.

§ 2

The purpose of the company is to develop and sell software and offer consulting services related to software development and information technology in general.

§ 3

The company's head quarter is in Oslo.

§ 4

The ~~share capital of the~~ company's share capital is NOK ~~218,020.141,090.100.70~~1,744.161.12 divided ~~between 19,533,570~~into 87,208.056~~109.010,070~~ shares ~~of class A (common shares) with a nominal value of NOK 0.01 fully paid, and 2,268,444 shares of class B (redemption shares) with a nominal value of NOK 0.01 fully paid~~at a face value of NOK 0.0~~1~~2. ~~All shares in the Company shall have the same rights and obligations, unless otherwise stated herein.~~ The shares ~~of the company~~ shall be registered with the Norwegian Central Securities Depository (VPS).

§ 5

The company's Board of Directors shall consist of between 5 and 8 members.

§ 6

The ordinary shareholders' meeting's agenda shall include the following:

Office translation

1. Approval of statement of operations and the balance, including disposition of surplus or coverage of deficit.
2. Election of members to the board and auditor.
3. Any issues that the annual shareholders' meeting is to treat according to Norwegian law or the company's articles of association.

§ 7

~~By any transfer of shares, the shareholders have a preferential right to purchase the shares at the same price as the offer. This, however, does not apply to a transfer of shares to a shareholder's spouse or a person living together with the shareholder in a marriage-like relationship or any direct descendants or ancestors of the shareholder, or to transfers of shares form a shareholder to a company wholly owned or controlled by such shareholder. If there are more than one shareholder who wish to make use of his preferential right, the shares that are to be disposed of, are to be divided proportionally based on the previous possession of shares. If there, by a proportional division, are additional shares, the one(s) that has the most shares is to take over these additional shares, and if there are two or more who own the same amount of shares, there will be drawn lots.~~

~~The shareholder who is interested in selling his/her shares, shall communicate this in writing, including information about the offer to the chairman of the Board of Directors. The chairman shall, as soon as possible but not later than 7 days after receiving such a communication, give the other shareholders a 21-day deadline to announce whether they will make use of their preferential right. If notice is given that there is a gift or a sale where the price of the shares is set so low that it must be considered to be a gift, or it is disputed that the announced price is factual, the share value is to be decided by judgment of an appraisement institution, and such appraisal must be demanded within the same deadline. Unless a later time of payment follows an existing agreement on the sale of the shares, the one who claims his preferential right to apply, has to pay the price for the shares within 4 weeks of the chairman's notice. If there is to be a judgment of an appraisement institution, the board of directors is to decide which amount is to deposited. The deposited amount shall be paid within 4 weeks of the notice of the chairman, but it can not be claimed paid until one week after the board of directors' decision on the deposit amount is communicated.~~

~~A price decided by judgment of an appraisement institution, is to be paid within 2 weeks after a final and valid appraisal. Unless anything else is stated, the deadlines that are described, apply from the mailing of the registered letter.~~

~~If the transfer of shares which triggered the right of first refusal has not been executed within 60 days of the expiry of the time limit for the other shareholders' exercise of the right of first refusal, the procedure described herein §7 must be repeated in relation to any subsequent transfer of shares.~~ The company's Board of Directors may resolve that the

company shall have more than one CEO. In such case, the CEOs shall not have to act jointly to exercise their authorities.

§ 8

Shares of class B (redemption shares) may be redeemed at the request of holders of such shares, cf. the Companies Act section 12-7. The redemption right is subject to certain terms and conditions which are set out in an investment agreement dated March 3, 2005, to which the company is a party, and may only be exercised in certain defined circumstances

§ 89

The applicable limited liability company laws shall be taken into consideration.

Office translation

Articles of Association
for
Trolltech ASA

Registered in the Register of Business Enterprises, organization number 970 974 792
most recently amended by the Annual General Meeting 26 May 2006

§ 1

The name of the company is Trolltech ASA. The company is a public limited liability company.

§ 2

The purpose of the company is to develop and sell software and offer consulting services related to software development and information technology in general.

§ 3

The company's head quarter is in Oslo.

§ 4

The company's share capital is NOK 1,744,161.12 divided into 87,208,056 shares at a face value of NOK 0.02. The shares shall be registered with the Norwegian Central Securities Depository (VPS).

§ 5

The company's Board of Directors shall consist of between 5 and 8 members.

§ 6

The ordinary shareholders' meeting's agenda shall include the following:

1. Approval of statement of operations and the balance, including disposition of surplus or coverage of deficit.
2. Election of members to the board and auditor.
3. Any issues that the annual shareholders' meeting is to treat according to Norwegian law or the company's articles of association.

§ 7

The company's Board of Directors may resolve that the company shall have more than one CEO. In such case, the CEOs shall not have to act jointly to exercise their authorities.

§ 8

The applicable limited liability company laws shall be taken into consideration.

TROLLTECH

ANNUAL REPORT

DECEMBER 31, 2005

REPORT OF THE BOARD OF DIRECTORS

Trolltech's Business
Trolltech AS and its subsidiaries develop, distribute and sell Qt and Qtopia software. Qt is a complete C++ application framework, including a class library and tools for cross-platform development. Qtopia is comprehensive application platform for mobile and embedded devices powered by Linux.

The parent company, Trolltech AS, is located in Oslo, Norway. A representative office was established in Beijing in 2005. Trolltech AS has one subsidiary in Brisbane, Australia, and one in Palo Alto, California, USA. The main activity at the Brisbane office is the development of Trolltech's Qtopia products, while Trolltech, Inc. focuses on sale and marketing on the American continent. The rest of the sales activities are headed from the Oslo office.

Effects of Transition to IFRS
Trolltech is presenting its accounts in accordance with IFRS for the first time in 2005. The principal effects of this transition to IFRS are capitalisation of development costs, inclusion of a charge for the market value of stock options, new accounting policies for revenue recognition which is more comprehensive and descriptive compared to previous policies, recognition of all cumulative actuarial gains and losses at the transition date and derecognising of deferred tax assets. The comparable 2004 figures have been restated on the same basis. For further detail we refer to the consolidated financial statements.

Financial Overview
All the numbers presented below are based on the IFRS consolidated financial statements.

The main focus for 2005 was the continued development of the company, while taking advantage of technology and market opportunities. Trolltech released the major 4.0 release of the flagship product Qt. In addition the work in order to build the upgraded Qtopia version was almost finished at year-end. The new Qtopia version will then link Qtopia to the latest version of Qt.

Trolltech's sales exceeded NOK 100 million for the first time in 2005. The revenue increased by 39.1% from NOK 85.2million in 2004 to NOK 118.5million in 2005, compared to a 38.1 % increase from 2003 to 2004 (N GAAP numbers). Operating expenses increased by 71% from NOK 75.7 million in 2004 to NOK 129.2 million in 2005, mainly due to increased headcount in all areas and expanded marketing activities. Operating loss was 10.7 million (2004: Profit of NOK 9.5 million). Loss before tax was NOK 9.8 million (2004: Profit of NOK 9.7 million).

Tax expense for 2005 and 2004 is not equal to the nominal tax rates applicable for Trolltech. The main reason for this is that the parent company, Trolltech AS, has not recognised net basis for deferred taxes as of year-end 2004 and 2005.

Earnings per share were NOK –0.59 (2004: NOK 0.39). Dilutive earnings per share were NOK –0.59 (2004: NOK 0.38).

Working capital increased by NOK 9.3 million as a consequence of higher business volume (trade and other receivables less trade and other payables, tax liabilities and provisions). Net cash generated from operation activities was NOK 19.9 million (2004: NOK 20.7 million) and capital expenditures were NOK 19.6 million (2004: NOK 16 million) including capitalised development costs of NOK 14.6 million (2004: NOK 14.3 million).

The difference between operating loss of NOK 10.7 million (2004: operating profit of NOK 9.5 million) and net cash generated operating activities of NOK 19.9 million (2004: NOK 20.7million) is mainly explained by changes in deferred revenue, other working capital changes and depreciation and amortisation expense.

2,268,444 new shares were issued in a share issuance towards new owner Index Ventures as well as the current owners Teknoinvest and Northzone Ventures with net proceeds of NOK 41.0 millions. This enabled Trolltech to increase its activities and reduce its liquidity risk. 23,000 new shares were issued as a part of the company's stock option program with total proceeds of NOK 112,000. Total equity amounted to NOK 56.8million (2004: NOK 23.3 million), corresponding to an equity ratio of 44.5% (2004: 37.2%). Liquid funds were NOK 62.7 million including the investment in a money market fund (2004: NOK 20 million) and restricted funds of NOK 4.8 million (2004: NOK 1.7 million).

At year end the equity payable to the shareholders was NOK 0 (2004: NOK 0).

It is the Board's opinion that the presented financial statements are descriptive of the company's financial performance and position by the end of the fiscal year. Trolltech's financial position is satisfactory. The Board confirms, in accordance with Norwegian Accounting Act § 3-3, that the accounts are presented assuming continued operations.

Risk Factors
The risk factors related to Trolltech's business are mainly of a general nature, common for companies similar to Trolltech in size and scope of operation. Such risks include general deterioration of market conditions, weakening of important customer

relationships, or loss of reputation due to quality issues, business malpractice or other unforeseen negative events. Deterioration of customer relationships poses a minor risk. Trolltech has a broad customer base and is not overly dependant on one or a few large customers.

Trolltech's income is mainly in US dollar and Euro. Changes in exchange rates have an immediate effect on the company's revenue and result. Trolltech does not invest in securities for reducing the currency risk. Trolltech's principal customers are large and financially strong companies and the overall credit risk is considered to be within reasonable limits. Trolltech has average days outstanding for its customers per December 31, 2005 of 54 days.

Organisation, Health, Environment and Safety
At the end of 2005, Trolltech had 149 employees in 4 countries in the Americas, EMEA and Asia/ Pacific. The total number of employees increased from 94 as of December 31, 2004 to 149 employees as of December 31, 2005. There were 22 employees in USA, 31 in Australia and 94 employees in Norway of December 31, 2005. The increase in number of employees during the year reflects the increase in business volume. The company has managed to attract highly qualified employees with leading technological expertise and experience. The company puts much emphasis on building a unified culture characterised by efficient and open cross-cultural communication as it is deemed important for the success of the company.

Trolltech is committed to equal opportunities for all employees and both genders, respect of local traditions and, as a minimum, adherence to local legislation regarding employment rights and general business conduct. Employment statistics shows that as of December 31, 2005, 25% (29% in 2004) of Trolltech's employees are women. Trolltech believes in qualifications and merit as the key decision factors for employment, but will everything else equal, employ women to achieve a better balance between the genders.

The distribution of managers with personnel responsibility is 5 women and 14 men, and 2 out of 10 members of the management team are female. There are no female representatives on the Board of Directors.

The total absence due to sick leave in 2005 was 248 days being 1.08% of the company's total working hours, compared to 266 days and 1.75% in 2004. There were no accidents leading to serious injury or death in any of the companies worldwide. It is the belief of the board members that both working environment and job satisfaction are good.

The Group's activities are not regarded as contributing to pollution of the environment.

Prospects
Trolltech's financial performance is expected to be further strengthened in 2006. This applies both to the sale of new developer licenses and software for mobile devices. Phones with Trolltech technology are on the market, primarily in China, and the market for such phones is expected to increase. Other hardware like MP3 players, set-top boxes, VoIP phones, Wireless TV/handhelds among others can also employ software from Trolltech.

Trolltech operates in a highly competitive industry with several strong players. Trolltech will therefore continuously have to focus on controlling cost development. The board would like to emphasize that all assessments of future conditions and results are uncertain.

Considering the achievements in 2005 and the commitment of all Trolltech employees, the board believes that Trolltech is well positioned to execute on existing and new opportunities in the coming year.

Oslo, May 10th 2006

Haavard Nord Chairman of the Board	Eirik Chambe-Eng President	Neil Alexander Rimer
Julia Christen Christensen	Thomas Tod Nielsen	Tore Mengshoel
	Matthias Frank Ettrich	

INDEX TO THE ANNUAL REPORT 2005

CONSOLIDATED BALANCE SHEET

(All numbers in NOK 1,000 unless otherwise stated)

As of December 31

ASSETS	NOTES	IFRS 2005	IFRS 2004
Non-current assets			
Property, plant and equipment	6	5,580	3,015
Intangible assets	7	29,886	22,920
Deferred tax assets	8	460	139
Other non-current assets		220	230
Total non-current assets		36,146	26,304
Current assets			
Trade and other receivables	9	28,921	16,383
Financial assets at fair value through profit or loss	10	20,057	-
Cash and cash equivalents	11	42,618	20,012
Total current assets		91,596	36,395
TOTAL ASSETS		127,742	62,699
EQUITY			
Share capital	12	217	194
Other reserves	12	51,557	5,599
Retained earnings	12	5,082	17,542
Total equity		56,856	23,335
LIABILITIES			
Non-current liabilities			
Pension liabilities	13	1,559	1,780
Deferred revenue	15	4,181	353
Deferred tax liabilities	8	3,007	1,744
Other liabilities	-	125	61
Total non-current liabilities		8,872	3,938
Current liabilities			
Trade and other payables	14	16,843	9,893
Current income tax liabilities	8	653	437
Deferred revenues	-	42,442	24,617
Provisions for other liabilities	16	2,076	479
Total current liabilities		62,014	35,426
Total liabilities		70,886	39,364
TOTAL EQUITY AND LIABILITIES		127,742	62,699

The notes on pages 9 to 39 are an integral part of these consolidated financial statements.

Oslo, May 10th 2006

Haavard Nord
Chairman of the Board

Eirik Chambe-Eng
President

Neil Alexander Rimer

Juha Christen Christensen

Thomas Tod Nielsen

Tore Mengshoel

Matthias Frank Ettrich

CONSOLIDATED INCOME STATEMENT

(All numbers in NOK 1,000 unless otherwise stated)

As of December 31

	NOTES	IFRS 2005	IFRS 2004
Revenues		118,539	85,207
Employee benefit expense	7, 17	(68,074)	(42,514)
Other operating costs	20	(50,192)	(26,378)
Depreciation and amortisation	6, 7	(10,135)	(7,091)
Other income (expense), net	21	(836)	309
Operating profit (loss)		(10,698)	9,533
Finance income	-	935	141
Profit (loss) before income tax		(9,763)	9,674
Income tax expense	8	(2,697)	(2,221)
Profit (Loss) for the year		(12,460)	7,453

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in NOK per share)

- basic	22	(0.59)	0.39
- diluted	22	(0.59)	0.38

The notes on pages 9 to 39 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2004	12	193	5,753	10,089	16,035
Currency translation differences	12		(1,184)		(1,184)
Profit for the year				7,453	7,453
Total recognised income for 2004		-	(1,184)	7,453	6,269
Employees share option scheme 2004:					
– value of employee services		-	460	-	460
– proceeds from shares issued	12	1	570	-	571
Balance at December 31 2004		194	5,599	17,542	23,335
Currency translation differences	12		1,336		1,336
Loss for the year				(12,460)	(12,460)
Total recognised income for 2005		-	1,336	(12,460)	(11,124)
Share issue net of transaction cost	12	23	41,034	-	41, 057
Employees share option scheme 2005:					
– value of employee services		-	3,476	-	3,476
– proceeds from shares issued	12	0	112	-	112
Balance at December 31, 2005		217	51,557	5,082	56,856

The notes on pages 9 to 39 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	IFRS 2005	2004
Cash flows from operating activities			
Profit (loss) before taxes for the period		(9,763)	9,674
Adjustments for:			
- Depreciation and amortisation	6, 7	10,177	7,091
- Non-cash transition related to cost of share options		3,476	460
Changes in working capital (excluding the effects of exchange differences on consolidation):			
- Trade- and other receivables	9	(12,586)	(6,517)
- Trade and other payables and provisions	14	8,827	3,008
- Deferred revenue	-	21,653	7,111
- Pension liability	13	(221)	713
Cash generated from operations		21,563	21,540
- Income tax paid	8	(1,620)	(889)
Net cash generated from operating activities		19,943	20,651
Cash flows from investing activities			
Investments in intangible assets	7	(14,625)	(14,293)
Purchase of property, plant and equipment	6	(4,955)	(1,719)
Purchase of financial assets at fair value through profit or loss (money market fund)	10	(20,000)	-
Net cash used in investing activities		(39,580)	(16,012)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	12	41,169	571
Net cash generated from financing activities		41,169	571
Net increase in cash and cash equivalents		21,532	5,210
Cash and cash equivalents at beginning of the year	11	20,012	16,064
Exchange gains (losses) on cash	-	1,074	(1,262)
Cash and cash equivalents at end of the year	11	42,618	20,012

The notes on pages 9 to 39 are an integral part of these consolidated financial statements.

NOTE 1 CORPORATE INFORMATION

Trolltech AS ("the Company") and its subsidiaries (together 'the Group') develop, distribute and sell Qt and Qtopia software. Qt is a complete C++ application framework, including a class library and tools for cross-platform development. Qtopia is comprehensive application platform for mobile and embedded devices powered by Linux.

The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Sandakerveien 116, N-0402 Oslo.

The consolidated financial statements for 2005, closing December 31, include the company and its subsidiaries as stated in note 2.2 below. These consolidated financial statements have been authorised for issue by the Board of Directors on May 10, 2006.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and correspond with the interpretation of the International Standards Board. These are the Group's first IFRS financial statements and IFRS 1 has been applied. Reconciliations of the company's equity as of January 1, 2004 and December 31, 2004 and results for the year ended December 31, 2004 reported under Norwegian GAAP to International Financial Reporting Standards as adopted by the European Union are included below in note 27.

IFRS 1 First Time Adoption of International Financial Reporting Standards permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Trolltech has used the following key optional exemptions:

- Employee benefits (IAS 19): All cumulative actuarial gains and losses have been recognised in equity at the transition date.
- Share based payments: The Group has adopted the exemption to apply IFRS 2 only to awards made after November 7, 2002 and vested after January 1, 2005.

Trolltech has chosen not to adopt the exemption to restate items of property, plant and equipment to fair value at the transition date. Such items have been maintained at historical cost. The same applies for the exemption allowing the cumulative translation differences related to foreign subsidiaries to be reset to zero at the transition date.

A full explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group are provided in note 27

The consolidated financial statement is presented in Norwegian currency and is rounded up to thousands (1,000). The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Group's accounting periods beginning on or after September 1, 2004:

- IFRIC 2, Members' Shares in Co-operative Entities and Similar Instruments (effective from January 1, 2005);
- SIC 12 (Amendment), Consolidation - Special Purpose Entities (effective from January 1, 2005); and
- IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from January 1, 2005).

Management assessed the relevance of these amendments and interpretations with respect to the Group's operations and concluded that they are not relevant to the Group.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after January 1, 2006 or later periods but which the Group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006)
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from January 1, 2006)
The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group's operations, as the Group has not entered into any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of December 31, 2005 and 2004.

IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006)
This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment is not applicable, as the Group has not entered into any such financial instruments.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management has considered this amendment to IAS 39 and IFRS 4 (Amendment) and has concluded that the amendments are not currently relevant to the Group.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
These amendments are not relevant to the Group's operations, as the Group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
IFRS 6 is not relevant to the Group's operations.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from January 1, 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial

instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006)
IFRIC 4 requires the determination of whether an arrangement contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management has assessed the impact of IFRIC 4 on the Group's operations and concluded that it is currently not relevant.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006)
IFRIC 5 is currently not relevant to the Group's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005)
IFRIC 6 is currently not relevant to the Group's operations.

2.2 Consolidation

Subsidiaries

Subsidiaries are all entities over which the Group that has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All subsidiaries have been incepted by the parent company.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidated subsidiaries

Trolltech AS has 100% shareholding and voting rights in the following subsidiaries; Trolltech Pty Ltd with it's business address in Brisbane (Australia) and Trolltech Inc with it's business address in Palo Alto (USA).

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. IAS 14 has been applied as the Company is in the process of going to public securities market.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Norwegian kroner, which is the functional currency for the parent company and the presentation currency for the Group.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) Group companies

The Australian and the American subsidiaries have respectively AUD and USD as their functional currency. The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate, AUD 4.96 (2004: AUD 4.71) and USD 6.77 (2004: USD 6.04) at the date of that balance sheet;

Income and expenses for each income statement are translated at average exchange rates AUD 4.92 (2004: AUD 4.98) and USD 6.48 (2004: USD 6.72) (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and all resulting exchange differences from operations are recognised as a separate component of equity.

Exchange differences of intercompany receivables and payables are recognised in the income statement.

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Computers and other office equipment; 3 years
Furniture and other fixtures; 2 - 5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2.6 Research and development

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when developing identifiable and unique software products controlled by the Group, it is probable that the project will be a success, considering its commercial and technological feasibility and costs can be measured reliably. Direct attributable costs include the software development employee costs and an appropriate portion of relevant overheads when directly attributable. Software development costs recognised as intangible assets that have a finite useful life are amortised over their estimated useful lives (three to four years) from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit. Other costs associated with research and maintaining the software are recognized as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Development assets are tested for impairment annually, in accordance with IAS 36.

2.7 Impairment of non-financial assets

Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Changes in fair value of such derivatives are recognised within financial income (loss) in the income statement.

2.9 Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that the trade receivable is impaired.

2.10 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. All cash and cash equivalents not available to the Group at the balance sheet date are classified as restricted as specified in note 11.

2.11 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Employee benefits

(a) Pension obligations

The parent company, Trolltech AS, operates one defined benefit plan for the Trolltech AS employees. The defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect to the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(b) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

Modification of previously granted options that increases the fair value of the options are accounted for as follows; the incremental fair value granted is included in the measurement of the amount recognised for service received over the period from the modification date until the date when the modified option vest, in addition to the amount based on the grant date fair value of the original options, which is recognised over the remainder of the original vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Social security taxes related to Share-based compensations are being recognized as a cash-settled liability and an expense at the date of grant based on the fair value of the options issued multiplied by the respective social tax rate. Adjustments to the social security tax liability are being recognized as an expense or as a reduced expense in subsequent periods based on changes in fair value of the options issued.

2.14 Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of past event and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

Social security taxes on stock options are recognised in accordance with description under stock options above.

2.15 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of software and services in the ordinary course of the Group's activities. Some of the sales contracts consist of multiple components and the recognition criteria are applied to separably identifiable components to reflect the substance of the transaction based on the relative identifiable fair values of the components. Revenue is shown, net of value-added tax, estimated returns, rebates and discounts and after eliminated sales within the Group. The Group follows the revenue recognition principles as outlined below for the different types of products and services.

License and post contract service ("PCS");
Fees for software licenses are fixed and non-refundable. Once the license is delivered (i.e. the product is made available to the customer) a Group entity has no remaining obligations to perform. Fees for software licenses in that case are recognised when a group entity has delivered the software license to customer.

PCS, which gives the customer a right to upgrades and e-mail support, is recognised ratably over the service period.

Other services;
Revenue on fixed price projects, such as e.g. engineering service, is recognised based on percentage of completion method as work progresses and service is performed. However, if outcome of the contract cannot be measured reliably, revenue is only recognised to the extent of the expenses recognised that are recoverable. Estimated losses on fixed-price service arrangements are recognised as an expense when it is probable that total contract costs will exceed total contract revenue.

Revenue from training and consulting service elements is generally recognised as the services are rendered.

"Run-time fee";
Customers that use Qt software to develop software in an embedded device pays a price per unit sold (i.e. run-time fee). Fixed non-refundable run-time fee paid for a pre-defined period is recognised ratably over the contract period. However, if the customer reports sales of the embedded device that exceeds the number of embedded devices already paid for as part of the fixed fee, the incremental run-time fee is recognised based on sales reports received from the customer.

Other run-time fees that are paid for an unspecified period are recognised based on sales reports received from the customer. For some contracts, the Group does not receive any sales reports from its customers. For such contracts, run-time fee will be recognised when the company has obtained objective evidence that the customer has cancelled its project related to the sales contract.

2.16 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease

The Company has not yet entered into any lease contract that should be classified as a finance lease.

2.17 Government grants

Grants from the government ("SkatteFUNN") are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all the conditions. The grant is given based research and development activities.

The company has utilized this scheme that is available to all Norwegian registered enterprises. Under this scheme the company qualifies for a direct reduction in tax payable. However, if the Company is not in a position to pay tax, the grant will be received as a cash refund.

The government grant, representing the deduction in tax payable or cash granted, is included as a reduction of other operating costs and employee benefit expenses when granted for the Group's research and development activities that has been expensed as incurred. The portion of the grant related to capitalised development expenses is recognised as a reduction of capitalised development expenses and credited to the income statement over the expected life of the related intangible asset as from the date of commercialisation.

2.18 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares from exercise of stock options. Stock options are deemed to have been converted into ordinary shares on the date when the options were granted. When net profit is negative, the dilutive instruments described above will have an anti dilutive effect when calculating dilutive earnings per share. IAS 33 has been applied as the Company is in the process of entering the public securities market.

NOTE 3 FINANCIAL RISK MANAGEMENT

The Group's activities are exposed to certain financial risks: market risk, credit risk, and liquidity risk. The Group's overall risk management plan focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. Risk management is carried out by the Chief Financial Officer.

(a) Market risk

Foreign exchange risk; The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the following currencies; US dollar, Euro and Australian dollar. A material part of all revenues are customer invoices in EUR and US dollars, while operating expenses are mostly denominated in NOK, US dollar, Euro and Australian dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and the investment of excess liquidity. Currently, the Company uses no derivative financial instruments to hedge the above mentioned risk exposures.

(b) Credit risk

The company has no significant concentrations of credit risk as the customer base consists of many customers with relatively small balances. It has routines in place to ensure that sales of products and services are made to customers with an appropriate credit history. The company monitors aging balances carefully.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and available-for-sale financial assets and managing operations according to budget. Trolltech has in 2004 and 2005 generated positive cash flows from operations. In 2005, the Group performed a share issuance with net proceeds of NOK 41million and should be able to raise additional funds if the liquidity status requires additional funding. Cash positions are monitored regularly.

NOTE 4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Revenue recognition
The Group uses the percentage-of-completion method in accounting for some of its sales of services. Use of the percentage-of-completion method requires the Group to estimate the service performed to date as a proportion of the total service to be performed.

(b) Income taxes
The Group is subject to income taxes in certain tax jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Among other, deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available.

(c) Provision for bad debt
Typically, customer receivables include a large amount of balances with relatively small amounts. The company has standard collection routines for all receivables that are not paid within the due date. The company makes provisions for bad debt based on quarterly aging balances from the customer sub ledger. The provisions are reviewed periodically.

(d) Pensions
The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in note 13 and include, amongst others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. The assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension obligation and future expense.

e) Share-based compensation
The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The options' fair value is determined by using the Black & Scholes option pricing model. The significant inputs to that model are share price at the grant date, exercise price, standard deviation of expected share price returns, option life and risk-free interest rate.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over a corresponding period as the vesting period for three comparable companies listed on the Oslo Stock Exchange. The expense recognised is also conditional on an estimate of the number of options that will vest. This estimate is reviewed yearly based on actual employee turnover.

For detailed information of the inputs to the model we refer to note 12.

f) Research and development
Development costs are either capitalized or expensed as incurred based on an assessment of the nature of the expenses. Expenses that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will generate probable economic benefits, are recognised as intangible assets. Development costs are capitalised because the Group has got a successful history of using the existing platform for ten years and the new developments are based on it. Software development costs recognised as assets are amortised over their estimated useful lives (three to four years). Other costs associated with research and maintaining software programs are recognized as an expense as incurred.

Management determines the estimated useful lives and related amortisation charges for capitalized assets. Management reviews the estimated useful lives of capitalized assets and applied amortisation method annually. The effect of any changes to the amortisation plans are amortised over the remaining useful life of the assets.

NOTE 5 SEGMENT INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group has operating companies located in three countries; Norway, USA and Australia. In addition, the Company has one representation office in Beijing, China.

Primary reporting format - business segments
According to the Group's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Group's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that they are similar of nature and therefore not reported separately.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Group are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Transactions within the different segments are eliminated.

Revenues
(All numbers in NOK 1,000)

	%	2005	%	2004
EMEA	41.7	49,431	43.7	37,235
Americas	46.0	54,528	44.8	38,173
Asia/Pacific	12.3	14,580	11.5	9,799
Total	**100**	**118,539**	**100**	**85,207**

Assets
(All numbers in NOK 1,000)

	%	2005	%	2004
EMEA	76.0	97,067	67.2	42,106
Americas	14.3	18,303	18.3	11,487
Asia/Pacific	9.7	12,372	14.5	9,106
Total	**100**	**127,742**	**100**	**62,699**

Capital expenditures
(All numbers in NOK 1,000)

	%	2005	%	2004
EMEA	59.2	11,582	65.9	10,544
Americas	2.8	548	0.9	151
Asia/Pacific	38.0	7,450	33.2	5,317
Total	**100**	**19,580**	**100**	**16,012**

Analysis of sales by category
(All numbers in NOK 1,000)

	%	2005	%	2004
Sales of Licenses	48.8	57,817	56.7	48,329
License subscription and support	40.6	48,138	38.9	33,104
Engineering and consulting	6.2	7,311	3.7	3,147
Other revenue	4.4	5,273	0.7	627
Total	100	118,539	100	85,207

NOTE 6 PROPERTY, PLANT AND EQUIPMENT
(All numbers in NOK 1,000)

	Office machines	Furniture	Fixtures	Total
Cost at January 1, 2004	6,542	3,267	1,938	11,747
Additions	799	608	312	1,719
Disposals	(231)	(10)	-	(241)
Exchange differences	(131)	(71)	(13)	(215)
Cost at December 31, 2004	6,979	3,794	2,237	13,010
Depreciation at January 1, 2004	5,368	2,001	1,127	8,496
Depreciation for the year	778	636	439	1,852
Disposals	(187)	-	-	(187)
Exchange differences	(99)	(62)	(6)	(166)
Depreciation at December 31, 2004	5,860	2,575	1,560	9,995
Carrying amount at December 31, 2004	1,119	1,219	677	3,015
Cost at January 1, 2005	6,979	3,794	2,237	13,010
Additions	2,780	1,523	652	4,955
Disposals	(1,593)	-	(2,055)	(3,648)
Exchange differences	147	79	13	239
Cost at December 31, 2005	8,313	5,396	847	14,556
Depreciation at January 1, 2005	5,860	2,575	1,560	9,995
Depreciation for the year	878	910	585	2,373
Disposals	(1,474)	-	(2,026)	(3,500)
Exchange differences	36	69	3	108
Depreciation at December 31, 2005	5,300	3,554	122	8,976
Carrying amount at December 31, 2005	3,013	1,842	725	5,580

As of December 31 2005, no property, plant and equipment were pledged as security for financing arrangements.

Depreciation expense of NOK 253 (2004: NOK 212) has been reallocated to the balance sheet as capitalised development costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TROLLTECH

NOTE 7 INTANGIBLE ASSETS
(All numbers in NOK 1,000)

	Capitalised Development costs
Cost at January 1, 2004	19,082
Additions	14,293
Exchange differences	(315)
Cost at December 31, 2004	33,060
Amortisation at January 1, 2004	4,868
Amortisation for the year	5,451
Exchange differences	(179)
Amortisation at December 31, 2004	10,140
Carrying amount at December 31, 2004	22,920
Cost at January 1, 2005	33,060
Additions	14,625
Exchange differences	530
Cost at December 31, 2005	48,215
Amortisation at January 1, 2005	10,140
Amortisation for the year	8,015
Exchange differences	174
Amortisation at December 31, 2005	18,329
Carrying amount at December 31, 2005	29,886

NOTE 8 TAX
(All numbers in NOK 1,000)

	2005	2004
Current tax	1,823	1,323
Deferred tax	874	898
Income tax expense	2,697	2,221

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the nominal tax rates applicable to profits in jurisdictions where the Company has operations as follows:

	2005	2004
Profit (loss) before income tax	(9,763)	9,674
Tax expense (income) assessed at the tax rate in Norway (28% in 2005 and 28% in 2004)	(2,733)	2,708
Different taxation rates	410	466
Non-taxable income	(224)	(224)
Non-taxable costs	1,243	112
Not recognised increase or decrease in deferred tax assets (liabilities)	3,882	(977)
Other	119	136
Income tax expense	2,697	2,221
Effective tax rate	(27.6 %)	23.0 %

Deferred tax and deferred tax assets:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. Deferred tax liabilities in Norway relating to intangible assets of NOK 5,250 (2004: NOK 4,439)

and property, plant and equipment. Deferred tax liabilities in Australia relating to intangible assets of NOK 3,340 (2004: NOK 2,117) have been netted against the deferred tax assets relating to current liabilities and tax loss carried forward.

	Consolidated balance sheet 2005	Consolidated balance sheet 2004	Consolidated income statement 2005	Consolidated income statement 2004
Deferred tax assets:				
Current liabilities	460	139	321	139
Deferred tax assets	460	139	321	139
Deferred tax liabilities:				
Intangible assets	3,007	1,742	1,265	1,096
Deferred tax liabilities	3,007	1,742	1,265	1,096

	Consolidated balance sheet 2005	Consolidated balance sheet 2004
Deferred tax assets:		
-Deferred tax assets to be recovered within 12 months	460	139
	460	139
Deferred tax liabilities:		
-Deferred tax liability to be recovered after more than 12 months	2,190	1,315
-Deferred tax liability to be recovered within 12 months	817	427
	3,007	1,742

Deferred income tax assets are recognised to the extent that the realisation of the related income tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of NOK 26,361 (2004: NOK 21,433) related to the parent company Trolltech AS. These unrecognised deferred income tax assets represent tax loss carried forward. Tax loss carried forward in Norway can be utilised in an indefinite future.

NOTE 9 TRADE AND OTHER RECEIVABLES
(All numbers in NOK 1,000)

	2005	2004
Trade receivables	25,360	11,781
Provision for impairment of receivables	(141)	(162)
Trade receivables – net	25,219	11,619
Prepayments of operating expenses	3,702	4,764
Carrying amount at December 31	**28,921**	**16,383**

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed. Normal credit-terms are 30 – 60 days.

The Group has recognised a provision of NOK 141 (2004: NOK 162) for the impairment of its trade receivables as of year ended December 31, 2005. The Group has recognised an impairment loss for receivables of NOK 1,408 during the year ended December 31, 2005 (2004: NOK 208). The impairment loss and change in recognised provision of its trade receivables during the year of NOK 1,429 (2004: NOK 199) have been included in other operating costs in the income statement.

NOTE 10 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
(All numbers in NOK 1,000)

The carrying amounts of the above financial assets are classified as follows:

	2005	2004
Value at January 1	-	-
Additions	20,000	-
Unrealised gain	57	-
Carrying value at December 31	20,057	-

The financial asset consists only of an investment in a money market fund denominated in NOK.

NOTE 11 CASH AND CASH EQUIVALENTS
(All numbers in NOK 1,000)

	2005	2004
Bank deposits denominated in EUR	5,028	2,737
Bank deposits denominated in USD	10,547	14,050
Bank deposits denominated in NOK and other currencies	27,043	3,225
	42,618	20,012

All cash at bank and in hand consists of bank deposits. The effective interest rate on cash at bank was 1.80% (2004: 1.42%).
Of the total cash at bank and in hand, NOK 42,618 (2004: NOK 20,012), NOK 4,807 (2004: NOK 1,675) is restricted cash with NOK 2,105 (2004: NOK 1,603) for tax withholdings on behalf of employees in Trolltech AS and NOK 2,702 (2004: NOK 72) for rent of premises deposit.

NOTE 12 SHARE CAPITAL
(All numbers in NOK 1,000)

	Number of shares (thousands)	Share capital	Share premium	Other paid in capital	Accumulated translation differences	Retained earnings	Total equity
Balance at January 1, 2004	19,307	193	6,596	177	(1,020)	10,089	16,035
Employee share option scheme:							
- Value of employee service	-	-	-	460	-	-	460
- Proceeds from shares issued	67	1	570	-	-	-	571
Translation differences	-	-	-	-	(1,184)	-	(1,184)
Loss of the year	-	-	-	-	-	7,453	7,453
Balance at December 31, 2004	19,374	194	7,166	637	(2,204)	17,542	23,335
Balance at January 1, 2005	19,374	194	7,166	637	(2,204)	17,542	23,335
Issue of shares March 3	2,268	23	41,751	-	-	-	41,774
Cost of issuance March 3	-	-	(717)	-	-	-	(717)
Employee share option scheme:							
- Value of employee service	-	-	-	3,476	-	-	3,476
- Proceeds from shares issued	23	0	112	-	-	-	112
Translation differences	-	-	-	-	1,336	-	1,336
Loss of the year	-	-	-	-	-	(12,460)	(12,460)
Balance at December 31, 2005	21,665	217	48,312	4,113	(868)	5,082	56,856

The total authorized number of ordinary shares is 23,767,907 shares (2004: 20,416,000 shares) with a par value of NOK 0.01 per share (2004: NOK 0.01 per share).

Trolltech's issued share capital in total as of December 31, 2005 was NOK 216,653.19 total 21,665,319 shares, each with a par value of NOK 0.01. All shares carry the same rights in the company and are fully paid. Trolltech does not have any treasury shares. There are no restrictions on payments of dividends.

List of all major shareholders in Trolltech AS as of December 31, 2005:

Shareholders	No of shares	% of total
Haavard Nord (note 24)	3,610,060	16.7
Vuonislahti Invest AS (note 24)	3,594,060	16.6
Index Ventures II (Delaware) L.P. (note 24)	2,131,646	9.8
Index Ventures Associates (note 24)	1,592,000	7.3
Paul Olav Tvete	1,170,000	5.4
Index Ventures II (Jersey) L.P. (note 24)	1,159,449	5.4
Teknoinvest VIII KS	1,127,709	5.2
Stiftelsen Trolltech Foundation (note 24)	973,750	4.5
Orkla ASA	821,411	3.8
KSTeknoinvest VI	778,185	3.6
Northzone III AS	571,750	2.6
Warwick William Allison	558,000	2.6
Matthias Frank Ettrich (note 24)	557,143	2.6
Eirik Aavitsland	507,143	2.3
Venture Partner Multimedia III (Delaware) LP	368,900	1.7
Suetelane Lourdes Paludo	325,227	1.5
Shareholders with less than 1 %	1,818,886	8.4
	21,665,319	100.0

Share options
The exercise price for the share options is denominated in USD USD (being USD 1.275 before modification and USD 0.30 after modification). The exercise prices per share presented in the text and tables below have been translated from USD to NOK at average exchange rates during the year and forward rates for future dates.

The Board is authorized to issue 1,437,358 options as share based payment to the company's employees.

Share options are granted to directors and employees. Option agreements are standardized for all directors and employees. The exercise price of the options was NOK 8.61 per share at grant date. The exercise price was modified to NOK 2.03 per share on June 29, 2005 with retroactive effect on all granted options that were not already exercised. As a result of the modification, total incremental fair value was calculated to NOK 1,785 thousands. Options granted to directors and employees after June 29, 2005 have the same exercise price as for the modified options. One third of the options are vested one year after grant date and two third of the options are vested two years after grant date. The options granted are fully vested three years after grant date and the option will expire one month later compared to the date for which they have become fully vested. There are currently no market or non-market conditions placed on the exercise of vested options and the company has no legal or constructive obligation to repurchase or settle the options in cash. The holder of the option contract is responsible for any additional local tax related to the exercise of the options.

Movement in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price in NOK per share	Options (thousands)	Average exercise price in NOK per share	Options (thousands)
At 1 January		312		332
Granted	3.07	280	8.59	142
Forfeited	1.93	-6	8.59	-69
Exercised	5.07	-23	8.59	-67
Lapsed	1.93	-2	8.59	-26
At 31 December		561		312

Out of the 561 thousands outstanding options (2004: 312 thousands options), 98 thousands options (2004: 156 thousands) were exercisable. Options exercised in 2005 resulted in 23 thousands shares (2004: 67 thousands shares) being issued at NOK 5.04 per share (2004: average NOK 8.68 per share). The related weighted average estimated price at the time of exercise was average NOK 15.79 per share (2004: NOK 13.95 per share). The related transaction cost amounting to NOK 3 (2004: NOK 11) has been netted off with the proceeds received.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

	Exercise price in NOK		Options (thousands)	
	2005	2004	2005	2004
2005	1.93	8.59	39	59
2006	1.93	8.59	83	89
2007	1.93	8.59	159	160
2008	1.93	8.59	273	4
2009	1.93	8.59	7	-
			561	312

The fair value of options granted during the period determined using the Black & Scholes valuation model was NOK 3,915 (2004: NOK 892). The significant inputs into the model were estimated average share price at the grant date of NOK 15.79 per share (2004: NOK 13.95 per share), exercise price shown above, estimated standard deviation of expected share price returns of 26.2% (2004: 35.5%), option life disclosed above, and annual risk-free interest rate of 2.9% (2004: 3.0%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three years for comparable companies listed on the Oslo Stock Exchange.

NOTE 13 RETIREMENT BENEFIT OBLIGATIONS
(All numbers in NOK 1,000)

All information presented below is for defined benefit plans.

Pension benefits
The amounts recognised in the balance sheet are determined as follows:

	2005	2004
Present value of funded obligations	7,167	4,589
Fair value of plan assets	(4,190)	(3,025)
	2,977	1,564
Unrecognised actuarial losses	(1,418)	216
Liability in the balance sheet	1,559	1,780

The amounts recognised in the income statement are as follows:

	2005	2004
Current service cost	2,077	1,808
Interest cost	239	169
Expected return on plan assets	(254)	(169)
Net actuarial losses recognized during the year	-	-
Total, included in staff costs (Note 17)	2,062	1,808

The actual return on plan assets was NOK (975) (2004: NOK (254)).

The movement in the liability recognised in the balance sheet is as follows:

	2005	2004
Beginning of the year	1,780	1,068
Total expense charged in the income statement	2,062	1,808
Contributions paid	(2,283)	(1,096)
End of the year	1,559	1,780

The principal actuarial assumptions used were as follows:

	2005	2004
Discount rate	4,5 %	5,2 %
Expected return on plan assets	5,5 %	6,2 %
Future salary increases	3,5 %	3,5 %
Future pension increases	2,0 %	2,5 %

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

The plan assets consists of property 10 %, bonds 29 %, bonds held to maturity 28 %, certificates 4 %, shares 27 % and other 2 %.

NOTE 14 TRADE AND OTHER PAYABLES
(All numbers in NOK 1,000)

	2005	2004
Trade payables	6,006	2,274
Vacation pay	5,551	3,851
Social security and other taxes	4,116	2,996
Accrued expenses	764	530
Other	406	242
Carrying amount at December 31	16,843	9,893

NOTE 15 DEFERRED REVENUE
(All numbers in NOK 1,000)

Deferred revenue consists of post-contract services, run-time fee and pre-paid engineering services.

NOTE 16 PROVISIONS AND OTHER LIABILITIES
(All numbers in NOK 1,000)

	Social security tax on options	Bonuses	Total
Provisions and other liabilities at January 1	130	349	479
Charged as an expense during the year	421	1,608	2,029
Payment during the year	(83)	(349)	(432)
Total provisions and other liabilities at December 31	468	1,608	2,076

The tax payable on options is dependant on the options being called and the share price at the date of the options being called. The calculation of the tax liability is based on the options' fair value at December 31. See also note 2.13 (b).

The provision for bonuses is payable within one month of finalisation of the audited financial statements.

NOTE 17 EMPLOYEE BENEFIT EXPENSES
(All numbers in NOK 1,000)

	2005	2004
Wages and salaries	43,770	27,773
Social security costs	7,392	4,928
Sales commission / bonus	5,506	4,222
Pensions expenses (Note 13)	2,062	1,808
Share options granted (Note 12)	3,476	460
Other personnel expenses	5,868	3,323
	68,074	42,514
The average number of full-time employees during the financial year:	122	87

NOTE 18 GOVERNMENT GRANTS
(All numbers in NOK 1,000)

The Group received NOK 800 (2004: NOK 800) in government grants for the year ending 2005. NOK 578 (2004: NOK 397) was recognised as a reduction of operating expenses and employee benefit expenses. NOK 222 (2004: NOK 403) was recognised as a reduction of capitalized development costs and will be credited to the income statement over the expected life of the related intangible asset as from the date of commercialisation.

NOTE 19 RESEARCH AND DEVELOPMENT EXPENDITURE
(All numbers in NOK 1,000)

The following estimated amounts were recognised as expenses and charged to the income statement:

	2005	2004
Estimated research and non-capitalised development costs	18,435	7,864

NOTE 20 OTHER OPERATING COSTS

(All numbers in NOK 1,000)

Other operating costs consist of all operating costs with exception of salaries and depreciation.

	2005	2004
Travel	9,895	5,557
Marketing expenses	9,541	4,047
Rental expenses	6,224	4,137
Loss on accounts receivable	1,429	200
Professional fees	12,482	6,121
Other operating expenses	10,621	6,316
	50,192	26,378

NOTE 21 OTHER INCOME (EXPENSE), NET

(All numbers in NOK 1,000)

The exchange differences (charged)/credited to the income statement are included as follows:

	2005	2004
Exchange gain (loss) - trade receivables	1,063	(1,240)
Exchange gain (loss) - deferred revenue	(55)	(458)
Exchange gain (loss) - intercompany	(1,844)	2,007
	(836)	309

NOTE 22 EARNINGS PER SHARE

(All numbers in NOK 1,000)

Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the Company	(12,460)	7,453
Weighted average number of ordinary shares in issue (thousands)	21,176	19,340
Basic earnings per share (NOK per share)	(0.59)	0.39

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares). The calculation divides the average estimated value to the company of the average options outstanding with the average market value of the shares. The average estimated value to the company equal the total of the strike value of the subscription rights for the average outstanding share options and the estimated fair value of services to be received based on the calculated fair value of the options granted, ref not 12. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. A net positive difference represents the number of options representing dilutive potential ordinary shares.

Since the net profit is negative for 2005, the dilutive instruments described above will have an anti dilutive effect when calculating dilutive earnings per share. Based on this, there will be no difference between earnings per share and dilutive earnings per share for the year ended December 31, 2005.

	2005	2004
Profit attributable to equity holders of the Company	(12,460)	7,453
Weighted average number of ordinary shares in issue (thousands)	21,176	19,340
Adjustment for – share options	-	25
Weighted average number of ordinary shares for diluted earnings per share	21,176	19,365
Diluted earnings per share (NOK per share)	(0.59)	0.38

NOTE 23 COMMITMENTS

(All numbers in NOK 1,000)

Operating lease commitments – where a Group Company is the lessee

The Group leases various office equipment and premises under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.
Future minimum rental payable on the rental contracts as of December 31, are as follows:

	2005	2004
No later than 1 year	2,279	4,699
Later than 1 year and no later than 5 years	20,712	655
	22,991	5,354

Lease rentals amounting to NOK 6,350 (2004: NOK 3,317) relating to the lease of premises and other office equipment, respectively, are included in the income statement. The company has no obligation to purchase the assets upon expire of the leasing contracts.

NOTE 24 RELATED-PARTY TRANSACTIONS

i) Shares and stock options by Board member and Group management

Name	Function	No. of shares	No. of options	Average strike NOK
Haavard Nord	Chairman of the Board and Chief Executive officer	(a) 3,610,060	-	-
Eirik Chambe-Eng	Member of the Board and President	(b) 3,594,060	-	-
Matthias Ettrich	Member of the Board (employee representative)	557,143	-	-
Neil Rimer	Member of the Board	(c) -	-	-
Juha Christensen	Member of the Board	-	72,000	1.93
Tod Nielsen	Member of the Board	-	72,000	1.93
Tore Mengshoel	Member of the Board	(d) 245	-	-
Knut Stålen	Chief Financial Officer	(e)17,700	22,300	1.93
Margaret McLeod	VP Marketing	-	25,000	1.93
Elizabeth Hjul	VP Sales Tools	-	25,000	1.93
Tom Hinton	VP Sales MES	-	25,000	1.93
Warwick William Allison	VP of Engineering	558,000	-	-
Sven Kinden Iversen	VP of HR and organization	-	-	-
Benoit Schillings	Chief Technical Officer	-	-	-

(a) In addition, family members of Haavard Nord, hold 150,000 shares in Trolltech AS.
(b) Indirectly owned through Vuonislahti Invest AS. In addition, family members of Eirik Chambe-Eng, hold 150,000 shares in Trolltech AS.
(c) Represents the shareholder Index Ventures that holds 5,374,868 shares in Trolltech AS of which 2,268,444 was acquired as stated in note 12.
(d) Represents the shareholder Teknoinvest that holds 1,949,120 shares in Trolltech AS.
(e) Chief Financial Officer exercised 7,500 options in 2005 and was a part of the share issues stated in note 12.

Information regarding other shareholders
Stiftelsen Trolltech Foundation was founded by the first eight employees in Trolltech AS, including Eirik Chambe-Eng and Haavard Nord, both of which are founders of Trolltech AS. The purpose of the foundation is charity. The foundation is controlled by these founders.

ii) President compensation (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	1,016	979
Bonus	100	-
Pension expense	39	35
	1,155	1,014

There are no obligations to pay the President, Eirik Chambe-Eng, any extraordinary remunerations in the event of termination or change of employment or office. The provision for bonuses is payable within one month of finalisation of the audited financial statements.

iii) Compensation to the Chairman of the Board of Directors (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	1,455	1,348
Bonus	162	-
	1,617	1,348

Haavard Nord is the Chairman and Chief Executive Officer of Trolltech Inc. The compensation paid to Haavard Nord is expensed in Trolltech Inc. There are no obligations to pay Haavard Nord any extraordinary remuneration in the event of termination or change of employment or office. The provision for bonus is payable within one month after the finalisation of the audited financial statements.

iv) Compensation to other members of the Board of Directors (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	840	791
Share based compensation	2,014	-
	2,854	791

Board members are only compensated through the option program. Compensation to the employee representative is for his employment in Trolltech AS. There are no obligations to pay members of the Board of Directors any extraordinary remuneration in the event of termination.

All compensations listed above are recognised as expenses in the parent company Trolltech AS.

v) Other key management compensation (Chief Financial Officer, Vice Presidents and Chief Technical Officer) (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	5,252	4,505
Bonuses	303	-
Pension expense	377	168
Share based compensation	1,359	5
	7,291	4,678

There are no obligations to pay key-management any extraordinary remuneration in the event of termination or change of employment or office.

NOTE 25 AUDITORS
(All numbers in NOK 1,000)

PricewaterhouseCoopers AS is the elected auditor for Trolltech AS, including all Group companies. The following table lists all fees paid to the auditor in 2005:

Statutory audit	Assurance services	Other services	Total fees
531	5	199	735

As part of Trolltech's corporate governance policies, the elected auditor is not engaged in other assignments not closely related to the auditing of the financial statements. Assurance services of NOK 5 have been booked as share issue cost.

All numbers are without VAT.

NOTE 26 EVENTS AFTER THE BALANCE SHEET DATE
(All numbers in NOK 1,000)

Subsequent to December 31, 2005 directors and employees of the Group have exercise 50,731 thousands options at an average exercise price of NOK 1,99. Net proceeds from the share issuance were NOK 99.

NOTE 27 TRANSITION TO IFRS
(All numbers in NOK 1,000)

27.1 Norwegian GAAP ("N GAAP") income statements for 2003 and 2004

Companies listed on Oslo Stock Exchange are required to present income statements for three years. For a first time adopter of IFRS, there is an exemption for restating comparative figures to IFRS for more than one year. However, income statements for the two previous years prepared in accordance with N GAAP should be disclosed in the same annual report.

CONSOLIDATED INCOME STATEMENT N GAAP

(All numbers in NOK 1,000) As of December 31

	2004	2003
Revenues	84,777	61,374
Cost of services sold	1,900	1,496
Employee benefit expense	54,743	45,128
Other operating costs	25,765	19,236
Depreciation	1,852	2,397
Operating profit (loss)	517	(6,883)
Financial income	1,079	4,476
Financial expenses	3	3
Net financial items	1,076	4,473
Profit (loss) before income tax	1,593	(2,410)
Income tax expense	(1,233)	21,217
Profit for the year	360	18,807

27.2 Presentation and explanation of transition to IFRS

27.2.1 Introduction
From 2005, the consolidated accounts of Trolltech comply with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group's consolidated financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (N GAAP). Trolltech has analysed the differences between N GAAP and IFRS for those areas that affect the consolidated financial statements.

The identified differences are calculated and presented in the tables below. The reconciliation gives comparable information of the consolidated statement of January 1, 2004 and of December 31, 2004.

The standards giving rise to most significant changes to the financial information of the Group on transition from N GAAP to IFRS are:

- IAS 38 Intangible Assets, regarding capitalisation of certain development expenses;
- IFRS 2 Share-based Payments, regarding expenses related to recognition of fair value of options granted to employees;
- IAS 18 Revenue, regarding recognition of revenues;
- IAS 19 Employee benefits, regarding defined benefit plan;
- IAS 12 Income taxes, regarding the derecognising of deferred tax assets.

27.2.2 Basis of transition to IFRS

Application of IFRS 1
The Group's financial statements for the year ended December 31, 2005 are the first annual financial statements that comply with IFRS as adopted by the EU. These financial statements have been prepared as described in Note 2.1. The Group has applied IFRS 1 in preparing these consolidated financial statements.

Trolltech's transition date is January 1, 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is December 31, 2005. The Group's IFRS adoption date is January 1, 2005.

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application – elected by the Group
Trolltech has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption
Trolltech has not been involved in any business combinations. Therefore the business combination exemption in IFRS 1 is not applicable.

(b) Employee benefits exemption
Trolltech has elected to recognise all cumulative actuarial gains and losses as at January 1, 2004. The application of this exemption is detailed in Note 27.3.

(c) Compound financial instruments exemption
The Group has not issued any compound instruments; this exemption is not applicable.

(d) Assets and liabilities of subsidiaries, associates and joint ventures exemption
This exemption is not applicable, as the use of the exemption is made at the level of the subsidiary, associate or joint venture that adopts IFRS later than its parent company.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39.
This exemption has not been applied.

(f) Designation of financial assets and financial liabilities exemption
The Company has not reclassified securities as financial assets at fair value through profit and loss after date of transition to IFRS.

(g) Share-based payment transaction exemption
The Group has elected to apply the share-based payment exemption. It applied IFRS 2 from January 1, 2004 to those options that were issued after November 7, 2002 but that have not vested by January 1, 2005. The application of the exemption is detailed in Note 27.3.

(h) Insurance contracts exemption
The Group does not issue insurance contracts; this exemption is not applicable.

(i) Decommissioning liabilities included in the cost of property, plant and equipment exemption
The Group has not recognised any provisions in respect of environmental liabilities relating to contamination caused to land from the installation of assets and from its production processes; this exemption is not applicable.

(j) Fair value measurement of financial assets or liabilities at initial recognition
The Group does not have any financial instruments measured at fair value through profit or loss where there is no active market. This exemption is therefore not applicable.

Exemptions from full retrospective application – not elected by the Group
Trolltech has not elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption
Trolltech has not elected to measure certain items of property, plant and equipment at fair value as at January 1, 2004.

(b) Cumulative translation differences exemption
Trolltech has not elected to set the previously accumulated cumulative translation to zero at January 1, 2004.

Exceptions from full retrospective application followed by the Group
Trolltech has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities have been derecognised before January 1, 2004. This exemption is therefore not applicable.

(b) Hedge accounting exception
The Group does not do hedge accounting. This exemption is therefore not applicable.

(c) Estimates exception
Estimates under IFRS at January 1, 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

(d) Assets held for sale and discontinued operations exception
Trolltech did not have any assets that met the held-for-sale and discontinued operations criteria or during the period presented. No adjustment was required.

27.3 Explanation of IFRS adjustments to the income statement and the balance sheet
A summary of the principal differences between NGAAP and IFRS as applicable to Trolltech and impact on 2004 financial statements are as follows:

A) Revenues recognition

Principal difference
The Group has reviewed the requirements in IAS 18 regarding revenue recognition. The requirements included in the standard are generally more comprehensive and detailed compared to requirements under N GAAP. Based on this, the Group has implemented more detailed guidelines for how to recognise revenue. Please see accounting policy for further details.

Impact on the income statement
Revenues have decreased by NOK 196 of which NOK 28 relates to increase in deferred revenue and NOK 168 relates to exchange rate translation. The adjustment has been made for run-time revenue and engineering services. Please see further information under reclassifications below regarding reclassification of foreign exchange effects.

Balance sheet impact
Deferred revenue has increased by NOK 205 and retained earnings decrease by NOK 1,539.

B) Employee benefits, pensions

Principal difference
The Group has reviewed the requirements under IAS 19 and, among other, reduced the discount rates for the defined benefit plan pension scheme. In addition, all cumulative actuarial gains and losses have been recognised in equity at the transition date

Impact on the income statement
Employee benefit expenses are increased by NOK 341.

Balance sheet impact
As of December 31, 2004, pension liabilities are increased by NOK 1,642.

C) Share based payment

Principal difference
Vested options to employees are expensed according to IFRS 2. The market values of options granted to employees are assessed based on a Black-Scholes calculation. Equivalent, Trolltech has provided for social security tax on options and takes into account the effect employees' payment of social security tax.

Impact on the income statement
Personnel expenses are increased by NOK 530, of which NOK 460 is option cost and NOK 70 is social security tax.

Balance sheet impact
The recognition of share-based payments implies a reclassification between other reserves and retained earnings of NOK 638 as of December 31, 2004. The provision for social security tax implies an increase in trade and other payables of NOK 128 as of December 31, 2004.

D) Deferred tax assets

Principal difference
The Group has reviewed the requirements under IAS 12. Based on this, basis for deferred tax assets for the parent company, Trolltech AS, have not been recognised due to lack of convincing evidence of future taxable income.

Impact on the income statement
Tax expense has decreased by NOK 66.

Balance sheet impact
Deferred tax assets have decreased by NOK 22,066.

E) Intangible assets

Principal difference
All development expenses were expensed as incurred under N GAAP. In accordance with IAS 38, expenses that are directly associated with the production of identifiable and unique software products controlled by the Group, that will probably generate net economic benefits beyond one year, the Group has the technical, financial and other resources to complete the development, expenditure attributable to the intangible assets can be measured reliably and the Group has the intention to complete the intangible assets are recognised as intangible assets.

Impact on the income statement
Amortizations have increased by NOK 5,239, employee benefit expense has decreased by NOK 13,100 and other operating costs have decreased by NOK 1,287. Deferred tax expense has increased by NOK 1,054.

Balance sheet impact
Intangible assets have increased by NOK 22,920 and deferred tax liabilities have increased by NOK 1,744.

F) Reclassification

The following reclassifications have been made due to the IFRS transition:

- Exchange gain on deferred revenue of NOK 458 has been reclassified from revenue to Other income (expense), net.
- Exchange gain on intercompany transactions has been reclassified from financial items to other income (expense), net amounting to NOK (2,007).
- Exchange loss on trade receivables has been reclassified from financial items to other income (expense), net amounting to NOK 1,240.
- Accumulated cumulative translation differences have been reclassified from retained earnings to other reserves of NOK 2,083.
- Deferred revenue amounting NOK 353 has been reclassified to non-current liabilities from current liabilities.
- Bonuses of NOK 479 have been reclassified from Trade and other payables to provisions for other liabilities.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
Revenues	84,777	(28)	-	-	-	-	458	85,207
Employee benefit expense	(54,743)	-	(341)	(530)	-	13,100	-	(42,514)
Other operating costs	(27,665)	-	-	-	-	1,287	-	(26,378)
Depreciation and amortisation	(1,852)	-	-	-	-	(5,239)	-	(7,091)
Other income (expense), net	-	-	-	-	-	-	309	309
Result of operations	517	(28)	(341)	(530)	-	9,148	767	9,533
Financial items	1,076	(168)	-	-	-	-	(767)	141
Loss / profit before income tax	1,593	(196)	(341)	(530)	-	9,148	-	9,674
Tax	(1,233)	-	-	-	66	(1,054)	-	(2,221)
Loss / profit for the year	360	(196)	(341)	(530)	66	8,094	-	7,453

CONSOLIDATED BALANCE SHEET AS AT JANUARY 1, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
ASSETS								
Non-current assets								
Property, plant and equipment	3,251	-	-	-	-	-	-	3,251
Intangible assets	-	-	-	-	-	14,207	-	14,207
Deferred tax assets	22,131	-	-	-	(22,131)	-	-	-
Other non-current assets	660	-	(232)	-	-	-	-	426
Total non-current assets	26,042	-	(232)	-	(22,131)	14,207	-	17,886
Current assets								
Trade and other receivables	9,668	-	-	-	-	-	-	9,668
Cash and cash equivalents	16,064	-	-	-	-	-	-	16,064
Total current assets	25,732	-	-	-	-	-	-	25,732
TOTAL ASSETS	51,774	-	(232)	-	(22,131)	14,207	-	43,618
EQUITY								
Share capital	193	-	-	-	-	-	-	193
Other reserves	6,474	-	-	178	-	-	(899)	5,753
Retained earnings	19,031	(379)	(1,300)	(238)	(22,131)	14,207	899	10,089
Total equity	25,697	(379)	(1,300)	(60)	(22,131)	14,207	-	16,035
LIABILITIES								
Non-current liabilities								
Pensions liabilities	-	-	1,068	-	-	-	-	1,068
Deferred revenue	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	795	-	795
Other liabilities	-	-	-	-	-	-	-	-
Total non-current liabilities	-	-	1,068	-	-	795	-	1,863
Current liabilities								
Trade and other payables	7,780	-	-	60	-	-	(399)	7,441
Current income tax liabilities	21	-	-	-	-	-	-	21
Deferred revenues	18,276	(417)	-	-	-	-	-	17,859
Provisions for other liabilities	-	-	-	-	-	-	399	399
Total current liabilities	26,077	(417)	-	60	-	-	-	25,720
Total liabilities	26,077	(417)	1,068	60	-	795	-	27,583
TOTAL EQUITY AND LIABILITIES	51,774	(796)	(232)	-	(22,131)	15,002	-	43,618

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
ASSETS								
Non-current assets								
Property, plant and equipment	3,015	-	-	-	-	-	-	3,015
Intangible assets	-					22,920	-	22,920
Deferred tax assets	22,205	-	-	-	(22,066)	-	-	139
Other non-current assets	230	-	-	-	-	-	-	230
Total non-current assets	25,450	-	-	-	(22,066)	22,920	-	26,304
Current assets								
Trade and other receivables	16,383	-	-	-	-	-	-	16,383
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-	-
Cash and cash equivalents	20,012	-	-	-	-	-	-	20,012
Total current assets	36,395	-	-	-	-	-	-	36,395
TOTAL ASSETS	61,845	-	-	-	(22,066)	22,920	-	62,699
EQUITY								
Share capital	194	-	-	-	-	-	-	194
Other reserves	7,044	-	-	638	-	-	(2,083)	5,599
Retained earnings	18,552	(1,539)	(1,642)	(766)	(22,066)	22,920	2,083	17,542
Total equity	25,790	(1,539)	(1,642)	(128)	(22,066)	22,920	-	23,335
LIABILITIES								
Non-current liabilities								
Pensions liabilities	138	-	1,642	-	-	-	-	1,780
Deferred revenue	-	-	-	-	-	-	353	353
Deferred tax liabilities	-	-	-	-	-	1,744	-	1,744
Other liabilities	61	-	-	-	-	-	-	61
Total non-current liabilities	199	-	1,642	-	-	1,744	353	3,938
Current liabilities								
Trade and other payables	10,244	-	-	128	-	-	(479)	9,893
Current income tax liabilities	437	-	-	-	-	-	-	437
Deferred revenues	25,175	(205)	-	-	-	-	(353)	24,617
Provisions for other liabilities	-	-	-	-	-	-	479	479
Total current liabilities	35,856	(205)	-	128	-	-	(353)	35,426
Total liabilities	36,055	(205)	1,642	128	-	1,744	-	39,364
TOTAL EQUITY AND LIABILITIES	61,845	(1,744)	-	-	(22,066)	24,664	-	62,699

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All numbers in NOK 1,000)

Impact of conversion to IFRS	Share capital	Other reserves	Retained earnings	Total equity
NGAAP January 1, 2004	193	6,474	19,031	25,697
A)	-	-	(2)	(2)
B)	-	-	(1,300)	(1,300)
C)	-	178	(238)	(60)
D)	-	-	(22,131)	(22,131)
E)	-	-	14,207	14,207
F)	-	(899)	522	(377)
IFRS January 1, 2004	193	5,753	10,089	16,035

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
Cash flows from operating activities								
Profit (loss) before taxes for the period	1,593	(196)	(341)	(530)	-	9,148	-	9,674
Adjustments for:								
- Depreciation and amortisation	1,852	-	-	-	-	5,239	-	7,091
- Non-cash transition related to cost of share options	-	-	-	460	-	-	-	460
Changes in working capital (excluding the effects of exchange differences on consolidation):								
- Trade- and other receivables	(6,284)	-	-	-	-	-	(233)	(6,517)
- Trade and other payables and provisions	2,663	-	-	112	-	-	233	3,008
- Deferred revenue	6,899	212	-	-	-	-	-	7,111
- Pension liability	-	-	713	-	-	-	-	713
Cash generated from operations	6,723	16	372	42	-	14,387	-	21,540
- Income tax paid	(889)	-	-	-	-	-	-	(889)
Net cash generated from operating activities	5,834	16	372	42	-	14,387	-	20,651
Cash flows from investing activities								
Investments in intangible assets	-	-	-	-	-	(14,293)	-	(14,293)
Purchase of property, plant and equipment	(1,719)	-	-	-	-	-	-	(1,719)
Purchase of financial assets at fair value through profit or loss (money market fund)	-	-	-	-	-	-	-	-
Net cash used in investing activities	(1,719)	-	-	-	-	(14,293)	-	(16,012)
Cash flows from financing activities								
Proceeds from issuance of ordinary shares	571	-	-	-	-	-	-	571
Net cash generated from financing activities	571	-	-	-	-	-	-	571
Net increase in cash and cash equivalents	4,686	16	372	42	-	94	-	5,210
Cash and cash equivalents at beginning of the year	16,064	-	-	-	-	-	-	16,064
Exchange gains (losses) on cash	(738)	-	-	-	-	-	(524)	(1,262)
Cash and cash equivalents at end of the year	20,012	-	-	-	-	-	-	20,012

INDEX TO THE FINANCIAL STATEMENTS FOR TROLLTECH AS

BALANCE SHEET

(All numbers in NOK 1,000) As of December 31

		IFRS	
ASSETS	**NOTES**	**2005**	**2004**
Non-current assets			
Property, plant and equipment	3	4,020	2,186
Intangible assets	4	18,753	15,857
Investment in subsidiaries	5	7,714	7,714
Other non-current assets	-	61	61
Total non-current assets		30,548	25,818
Current assets			
Trade and other receivables	7	26,280	15,543
Financial assets at fair value through profit or loss	8	20,057	-
Cash and cash equivalents	9	34,511	11,847
Total current assets		80,848	27,390
TOTAL ASSETS		111,396	53,208
EQUITY			
Share capital	10	217	194
Other reserves	10	50,407	7,618
Retained earnings	10	(5,493)	9,432
Total equity		45,131	17,244
LIABILITIES			
Non-current liabilities			
Pensions liabilities	11	1,559	1,780
Deferred revenue	13	738	353
Total non-current liabilities		2,297	2,133
Current liabilities			
Trade and other payables	12	18,260	9,765
Deferred revenues	13	44,780	23,780
Provisions for other liabilities	14	928	286
Total current liabilities		63,968	33,831
Total liabilities		66,265	35,964
TOTAL EQUITY AND LIABILITIES		111,396	53,208

The notes on pages 45 to 61 are an integral part of these financial statements.

Oslo, May 10th 2006

Haavard Nord
Chairman of the Board

Eirik Chambe-Eng
President

Neil Alexander Rimer

Juha Christen Christensen

Thomas Tod Nielsen

Tore Mengshoel

Mathias Frank Ettrich

INCOME STATEMENT

(All numbers in NOK 1,000) As of December 31

		IFRS	
	NOTES	**2005**	**2004**
Revenues		111,937	83,739
Employee benefit expense	4, 15	(45,124)	(29,436)
Other operating costs	18	(76,733)	(43,579)
Depreciation and amortising	3, 4	(6,810)	(5,072)
Other income (expense), net	19	1,007	(1,698)
Operating profit (loss)		(15,723)	3,954
Finance income	-	799	62
Profit (loss) before income tax		(14,924)	4,016
Income tax expense	-	-	-
Profit (Loss) for the year		(14,924)	4,016

The notes on pages 45 to 61 are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2004	10	193	6,727	5,416	12,336
Profit for the year	10	-	-	4,016	4,016
Total recognised income for 2004		-		4,016	4,016
Employees share option scheme 2004:					
– value of employee services	10	-	321	-	321
– proceeds from shares issued	10	1	570	-	571
Balance at December 31 2004	10	194	7,618	9,432	17,244
Loss for the year	10	-	-	(14,924)	(14,924)
Total recognised income for 2005		-	-	(14,924)	(14,924)
Share issue net of transaction cost	10	23	41,034	-	41,057
Employees share option scheme 2005:					
– value of employee services	10	-	1,643	-	1,643
– proceeds from shares issued	10	0	112	-	112
Balance at December 31, 2005	10	217	50,407	(5,492)	45,132

The notes on pages 45 to 61 are an integral part of these financial statements.

CASH FLOW STATEMENT
(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	IFRS 2005	2004
Cash flows from operating activities			
Profit (loss) before taxes for the period		(14,924)	4,016
Adjustments for:			
- Depreciation and amortisation	3, 4	6,810	5,072
- Non-cash transition related to cost of share options	10	1,642	321
Changes in working capital (excluding the effects of exchange differences on consolidation):			
- Trade- and other receivables	7	(10,737)	(6,550)
- Trade and other payables and provisions	12	9,137	1,802
- Deferred revenue	-	21,369	7,012
- Pension liability	11	(221)	713
Cash generated from operations		13,076	12,386
- Income tax paid	-	-	-
Net cash generated from operating activities		13,076	12,386
Cash flows from investing activities			
Investments in intangible assets	4	(7,894)	(9,192)
Purchase of property, plant and equipment	3	(3,688)	(1,352)
Purchase of financial assets at fair value through profit or loss (money market fund)	8	(20,000)	-
Net cash used in investing activities		(31,582)	(10,544)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	10	41,169	571
Net cash generated from financing activities		41,169	571
Net increase in cash and cash equivalents		22,663	2,413
Cash and cash equivalents at beginning of the year	9	11,847	9,434
Cash and cash equivalents at end of the year	9	34,510	11,847

The notes on pages 45 to 61 are an integral part of these financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

When preparing the accounts for Trolltech AS, the company has taken advantage of the opportunity to apply a simplified version of IFRS as specified by the EU and adopted in the Norwegian Accounting Act. This means that the IFRS valuation rules are observed, while keeping to the Norwegian Accounting Act and Norwegian generally accepted accounting principles for presentation of the notes. Adopting IFRS involves changes to the accounting policies as specified in note 2 (Consolidated financial statements) and 27 (Consolidated financial statements) and quantified in note 24.

Shares in subsidiaries are recorded in accordance with the cost method in the parent company accounts. The investments are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

See accounting principles presented in note 2 to the Group accounts for further details.

All amounts are in NOK thousands unless otherwise stated.

NOTE 2 SEGMENT INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments.

Primary reporting format - business segments
According to the Company's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Company's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that different business segments cannot be identified.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Company are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Revenues
(All numbers in NOK 1,000)

	%	2005	%	2004
EMEA	42.9	48,021	44.8	37,515
Americas	44.7	50,036	43.4	36,343
Asia/Pacific	12.4	13,880	11.8	9,881
Total	**100**	**111,937**	**100**	**83,739**

All the company's assets are located in Norway. For information about the assets and investments we refer to the notes 3 and 4.

Trolltech AS has entered into an agency agreement with it's subsidiary Trolltech Inc. Intercompany revenues recognised by Trolltech AS as a result of the agency agreement amounts to NOK 48,163 (2004: NOK 39,990)

Trolltech AS has entered into an intercompany agreement with it's subsidiary Trolltech Inc. The agreement gives Trolltech AS the right to issue sales invoices for 95 % of the recognised revenues in Trolltech Inc. Intercompany revenues recognised in Trolltech AS amounts to NOK 48,163.

NOTE 3 PROPERTY, PLANT AND EQUIPMENT
(All numbers in NOK 1,000)

	Office machines	Furniture	Fixtures	Total
Cost at January 1, 2004	4,835	2,490	1,773	9,099
Additions	438	602	312	1,352
Disposals				
Cost at December 31, 2004	5,273	3,092	2,085	10,451
Depreciation at January 1, 2004	4,330	1,479	1,097	6,906
Depreciation for the year	417	541	402	1,359
Disposals				
Depreciation at December 31, 2004	4,747	2,020	1,499	8,265
Carrying amount at December 31, 2004	**526**	**1,072**	**586**	**2,186**
Cost at January 1, 2005	5,273	3,092	2,085	10,451
Additions	1,963	1,310	415	3,688
Disposals	(1,393)		(2,055)	(3,448)
Cost at December 31, 2005	5,843	4,402	445	10,691
Depreciation at January 1, 2005	4,747	2,019	1,499	8,265
Depreciation for the year	481	798	532	1,811
Disposals	(1,376)		(2,030)	(3,406)
Depreciation at December 31, 2005	3,852	2,817	1	6,670
Carrying amount at December 31, 2005	**1,991**	**1,585**	**444**	**4,020**

As of December 31 2005, no property, plant and equipment were pledged as security for financing arrangements.

NOTE 4 INTANGIBLE ASSETS
(All numbers in NOK 1,000)

	Capitalised Development costs
Cost at January 1, 2004	13,968
Additions	9,192
Cost at December 31, 2004	23,160
Amortisation at January 1, 2004	3,590
Amortisation for the year	3,714
Amortisation at December 31, 2004	7,304
Carrying amount at December 31, 2004	**15,857**
Cost at January 1, 2005	23,160
Additions	7,894
Cost at December 31, 2005	31,054
Amortisation at January 1, 2005	7,304
Amortisation for the year	4,997
Amortisation at December 31, 2005	12,301
Carrying amount at December 31, 2005	**18,753**

NOTE 5 INVESTMENTS IN SUBSIDIARIES
(All numbers in NOK 1,000)

Subsidiaries

Trolltech AS has 100% shareholding and voting rights in the following subsidiaries; Trolltech Pty Ltd with business address in Brisbane (Australia) and Trolltech Inc with business address in Palo Alto (USA).

NOTE 6 TAX
(All numbers in NOK 1,000)

	2005	2004
Current tax	-	-
Deferred tax	-	-
Income tax expense	-	-

The tax on the Company's profit before tax differs from the theoretical amount that would arise using the nominal tax rates applicable to profits in jurisdictions where the Company has operations as follows:

	2005	2004
Profit (loss) before income tax	(14,924)	4,016
Tax expense (income) assessed at the tax rate in Norway (28% in 2005 and 28% in 2004)	(4,179)	1,125
Non-taxable income	(224)	(224)
Non-taxable costs	522	77
Not recognised increase or decrease in deferred tax assets (liabilities)	3,881	(978)
Income tax expense	-	-
Effective tax rate	%	%

Deferred tax and deferred tax assets:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

	Balance sheet		Income statement	
	2005	2004	2005	2004
Deferred tax assets:				
Current liabilities	81	31	50	15
Loss carried forward	26,361	21,433	4,929	-
Pensions	436	499	(62)	200
Property, plant and equipment	286	360	(74)	(3)
Deferred tax assets - gross	27,165	22,323	4,842	212
Deferred tax liabilities:				
Accounts receivables	153	3	150	(345)
Intangible assets	5,251	4,440	811	1,534
Deferred tax liabilities - gross	5,404	4,443		
Basis for deferred tax assets before valuation allowance, net	21,761	17,880		
Valuation allowance	(21,761)	(17,880)		
Deferred tax assets	-	-		

Deferred income tax assets are recognised to the extent that realisation of the related income tax benefit through the future taxable profits is probable. Trolltech has not recognised the net basis for deferred tax assets.

NOTE 7 TRADE AND OTHER RECEIVABLES
(All numbers in NOK 1,000)

	2005	2004
Trade receivables	17,034	8,266
Provision for impairment of receivables	(141)	(162)
Intercompany receivables	6,614	3,388
Trade receivables – net	23,507	11,492
Prepayments of operating expenses	2,773	4,051
Carrying amount at December 31	**26,280**	**15,543**

There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed. Normal credit-terms are 30 – 60 days.

The Company has recognised a provision of NOK 141 (2004: NOK 162) for the impairment of its trade receivables as of year ended December 31, 2005. The Company has recognised an impairment loss for receivables of NOK 1,408 during the year ended December 31, 2005 (2004: NOK 208). The impairment loss and change in recognised provision of its trade receivables during the year of NOK 1,429 (2004: NOK 199) have been included in other operating costs in the income statement.

NOTE 8 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
(All numbers in NOK 1,000)

Please see note 10 (Consolidated financial statements).

NOTE 9 CASH AND CASH EQUIVALENTS
(All numbers in NOK 1,000)

	2005	2004
Bank deposits denominated in EUR	5,029	2,737
Bank deposits denominated in USD	2,598	7,356
Bank deposits denominated in NOK and other currencies	26,884	1,754
	34,511	**11,847**

All cash at bank and in hand consists of bank deposits. The effective interest rate on cash at bank was 1.85% (2004: 1.73%).

Of the total cash at bank and in hand, NOK 34,511 (2004: NOK 11,847), NOK 4,725 (2004: NOK 1,603) is restricted cash with NOK 2,105 (2004: NOK 1,603) for tax withholdings on behalf of employees in Trolltech AS and NOK 2,620 (2004: NOK 0) for rent of premises deposit.

NOTE 10 SHARE CAPITAL

(All numbers in NOK 1,000)

	Number of shares (thousands)	Share capital	Share premium	Other paid in capital	Retained earnings	Total equity
Balance at January 1, 2004	19,307	193	6,595	132	5,416	12,336
Employee share option scheme:						
- Value of employee service	-	-	-	321	-	321
- Proceeds from shares issued	67	1	570	-	-	571
Profit of the year	-	-	-	-	4,016	4,016
Balance at December 31, 2004	**19,374**	**194**	**7,166**	**453**	**9,432**	**17,244**
Balance at January 1, 2005	19,374	194	7,166	453	9,432	17,244
Issue of shares March 3	2,268	23	41,751	-	-	41,774
Cost of issuance March 3	-	-	(717)	-	-	(717)
Employee share option scheme:						
- Value of employee service	-	-	-	1,642	-	1,642
- Proceeds from shares issued	23	0	112	-	-	112
Loss of the year	-	-	-	-	(14,924)	(14,924)
Balance at December 31, 2005	**21,665**	**217**	**48,312**	**2,095**	**(5,492)**	**45,131**

List of all major shareholders in Trolltech AS as of December 31, 2005:

Shareholders	No of shares	% of total
Haavard Nord (note 21)	3,610,060	16.7
Vuonislahti Invest AS (note 21)	3,594,060	16.6
Index Ventures II (Delaware) L.P. (note 21)	2,131,646	9.8
Index Ventures Associates (note 21)	1,592,000	7.3
Paul Olav Tvete	1,170,000	5.4
Index Ventures II (Jersey) L.P. (note 21)	1,159,449	5.4
Teknoinvest VIII KS	1,127,709	5.2
Stiftelsen Trolltech Foundation (note 21)	973,750	4.5
Orkla ASA	821,411	3.8
KSTeknoinvest VI	778,185	3.6
Northzone III AS	571,750	2.6
Warwick William Allison	558,000	2.6
Matthias Frank Ettrich (note 21)	557,143	2.6
Eirik Aavitsland	507,143	2.3
Venture Partner Multimedia III (Delaware) LP	368,900	1.7
Suetelane Lourdes Paludo	325,227	1.5
Shareholders with less than 1 %	1,818,886	8.4
	21,665,319	100.0

Share options

The exercise price for the share options is denominated in USD (being USD 1.275 before modification and USD 0.30 after modification). The exercise prices per share presented in the text and tables below have been translated from USD to NOK at average exchange rates during the year and forward rates for future dates.

The Board is authorized to issue 1,437,358 options as share based payment to the company's employees.

Share options are granted to directors and employees. Option agreements are standardized for all directors and employees. The exercise price of the options was NOK 8.61 per share at grant date. The exercise price was modified to NOK 2.03 per share on June 29, 2005 with retroactive effect on all granted options that were not already exercised. As a result of the modification, total incremental fair value was calculated to NOK 1,785 thousands. Options granted to directors and employees after June 29, 2005 have the same exercise price as for the modified options. One third of the options are vested one year after grant date and two third of the options are vested two years after grant date. The options granted are fully vested three years after grant date and the option will expire one month later compared to the date for which they have become fully vested. There are currently no market or non-market conditions placed on the exercise of vested options and the company has no legal or constructive obligation to repurchase or settle the options in cash. The holder of the option contract is responsible for any additional local tax related to the exercise of the options.

Movement in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price in NOK per share	Options (thousands)	Average exercise price in NOK per share	Options (thousands)
At 1 January		312		332
Granted	3.07	280	8.59	142
Forfeited	1.93	-6	8.59	-69
Exercised	5.07	-23	8.59	-67
Lapsed	1.93	-2	8.59	-26
At 31 December		561		312

Out of the 561 thousands outstanding options (2004: 312 thousands options), 98 thousands options (2004: 156 thousands) were exercisable. Options exercised in 2005 resulted in 23 thousands shares (2004: 67 thousands shares) being issued at NOK 5.04 per share (2004: average NOK 8.68 per share). The related weighted average estimated price at the time of exercise was average NOK 15.79 per share (2004: NOK 13.95 per share). The related transaction cost amounting to NOK 3 (2004: NOK 11) has been netted off with the proceeds received.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

	Exercise price in NOK		Options (thousands)	
	2005	2004	2005	2004
2005	1.93	8.59	39	59
2006	1.93	8.59	83	89
2007	1.93	8.59	159	160
2008	1.93	8.59	273	4
2009	1.93	8.59	7	-
			561	312

The fair value of options granted during the period determined using the Black & Scholes valuation model was NOK 3,915 (2004: NOK 892). The significant inputs into the model were estimated average share price at the grant date of NOK 15.79 per share (2004: NOK 13.95 per share), exercise price shown above, estimated standard deviation of expected share price returns of 26.2% (2004: 35.5%), option life disclosed above, and annual risk-free interest rate of 2.9% (2004: 3.0%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three years for comparable companies listed on the Oslo Stock Exchange.

NOTE 11 RETIREMENT BENEFIT OBLIGATIONS
(All numbers in NOK 1,000)

Please see note 13 (Consolidated financial statements).

NOTE 12 TRADE AND OTHER PAYABLES
(All numbers in NOK 1,000)

	2005	2004
Trade payables	5,150	1,380
Intercompany payables	4,285	1,898
Social security tax	4,161	2,958
Vacation pay	4,001	3,020
Accrued expenses	564	414
Other	99	95
Carrying amount at December 31	18,260	9,765

NOTE 13 DEFERRED REVENUE
(All numbers in NOK 1,000)

Please see note 15 (Consolidated financial statements).

NOTE 14 PROVISIONS AND OTHER LIABILITIES
(All numbers in NOK 1,000)

	Social security tax on options	Bonuses	Total
Provisions and other liabilities at January 1	**112**	**174**	**286**
Charged as an expense during the year	260	639	899
Payment during the year	(83)	(174)	(257)
Total provisions and other liabilities at December 31	**289**	**639**	**928**

The tax payable on options is dependant on the options being called and the share price at the date of the options being called. The calculation of the tax liability is based on the options' fair value at December 31. See also note 2.13 (b) (Consolidated financial statements).

The provision for bonuses is payable within one month of finalisation of the audited financial statements.

NOTE 15 EMPLOYEE BENEFIT EXPENSES
(All numbers in NOK 1,000)

	2005	2004
Wages and salaries	30,798	19,730
Social security costs	6,167	4,308
Sales commission / bonus	2,209	1,397
Pensions expenses (Note 11)	2,062	1,808
Share options granted (Note 10)	1,643	321
Other personnel expenses	2,245	1,872
	45,124	29,436
The average number of full-time employees during the financial year:	77	61

NOTE 16 GOVERNMENT GRANTS
(All numbers in NOK 1,000)

Please see note 18 (Consolidated financial statements).

NOTE 17 RESEARCH AND DEVELOPMENT EXPENDITURE
(All numbers in NOK 1,000)

The following estimated amounts were recognised as expenses and charged to the income statement:

	2005	2004
Estimated research and non-capitalised development costs	13,711	5,363

NOTE 18 OTHER OPERATING COSTS
(All numbers in NOK 1,000)

Other operating costs consist of all operating costs with exception of salaries and depreciation.

	2005	2004
Travel	6,771	3,738
Marketing expenses	5,495	2,607
Rental expenses	4,891	3,038
Loss on accounts receivable	1,429	199
Professional fees	10,724	5,182
Other operating expenses	6,922	3,568
Intercompany expenses	40,501	25,247
	76,733	43,579

Intercompany expenses consist of operating costs and reimbursements towards Trolltech Inc. and Trolltech Pty.

NOTE 19 OTHER INCOME (EXPENSE), NET
(All numbers in NOK 1,000)

The exchange differences (charged)/credited to the income statement are included as follows:

	2005	2004
Exchange gain (loss) - trade receivables	1,062	(1,240)
Exchange gain (loss) - deferred revenue	(55)	(458)
	1,007	(1,698)

NOTE 20 COMMITMENTS
(All numbers in NOK 1,000)

Operating lease commitments – where the Company is the lessee

The Company leases various office equipment and premises under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.
Future minimum rental payable on the rental contracts as of December 31, are as follows:

	2005	2004
No later than 1 year	1,267	3,162
Later than 1 year and no later than 5 years	20,310	106
	21,577	3,268

Lease rentals amounting to NOK 4,891 (2004: NOK 3,038) relating to the lease of premises and other office equipment, respectively, are included in the income statement. The company has no obligation to purchase the assets upon expire of the leasing contracts.

NOTE 21 RELATED-PARTY TRANSACTIONS

Please see note 24 (Consolidated financial statements).

NOTE 22 AUDITORS
(All numbers in NOK 1,000)

PricewaterhouseCoopers AS is the elected auditor for Trolltech AS, including all Group companies. The following table lists all fees paid to the auditor in 2005:

Statutory audit	Assurance services	Other services	Total fees
269	5	138	412

As part of Trolltech's corporate governance policies, the elected auditor is not engaged in other assignments not closely related to the auditing of the financial statements. Assurance services of NOK 5 have been booked as share issue cost.

All numbers are without VAT.

NOTE 23 EVENTS AFTER THE BALANCE SHEET DATE
(All numbers in NOK 1,000)

Please see note 26 (Consolidated financial statements).

NOTE 24 TRANSITION TO IFRS
(All numbers in NOK 1,000)

24.1 Norwegian GAAP ("N GAAP") income statements for 2003 and 2004

Companies listed on Oslo Stock Exchange are required to present income statements for three years. For a first time adopter of IFRS, there is an exemption for restating comparative figures to IFRS for more than one year. However, income statements for the two previous years prepared in accordance with N GAAP should be disclosed in the same annual report.

INCOME STATEMENT N GAAP
(All numbers in NOK 1,000)

	As of December 31	
	2004	2003
Revenues	84,487	59,811
Cost of services sold	(1,244)	(812)
Employee benefit expense	(36,625)	(29,984)
Other operating costs	(43,621)	(33,985)
Depreciation	(1,360)	(1,863)
Operating profit (loss)	1,637	(6,833)
Financial income	957	1,469
Gain of sales of shares	-	2,709
Financial expenses	(2,135)	(2,145)
Net financial items	(1,178)	2,033
Profit (loss) before income tax	459	(4,800)
Income tax expense	30	21,754
Profit for the year	489	16,954

24.2 Presentation and explanation of transition to IFRS

24.2.1 Introduction
From 2005, Trolltech AS comply with simplified International Financial Reporting Standards (IFRS) as adopted by the European Union as described in note 1. The Company's financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (N GAAP). Trolltech has analysed the differences between N GAAP and IFRS for those areas that affect the financial statements.

The identified differences are calculated and presented in the tables below. The reconciliation gives comparable information of the statement of January 1, 2004 and of December 31, 2004.

The standards giving rise to most significant changes to the financial information of the Company on transition from N GAAP to IFRS are:

- IAS 38 Intangible Assets, regarding capitalisation of certain development expenses;
- IFRS 2 Share-based Payments, regarding expenses related to recognition of fair value of options granted to employees;
- IAS 18 Revenue, regarding recognition of revenues;
- IAS 19 Employee benefits, regarding defined benefit plan.
- IAS 12 Income taxes, regarding the derecognising of deferred tax assets.

24.2.2 Basis of transition to IFRS

Application of IFRS 1
The Company's financial statements for the year ended December 31, 2005 are the first annual financial statements that comply with simplified IFRS as adopted by the EU. These financial statements have been prepared as described in note 1. The Company has applied IFRS 1 in preparing these financial statements.

Trolltech's transition date is January 1, 2004. The Company prepared its opening IFRS balance sheet at that date. The reporting date of these financial statements is December 31, 2005. The Company's IFRS adoption date is January 1, 2005.

In preparing these financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. These are described in detail in note 27.2.2 to the Group's accounts.

24.3 Explanation of IFRS adjustments to the income statement and the balance sheet
A summary of the principal differences between NGAAP and IFRS as applicable to Trolltech AS and impact on 2004 financial statements are as follows:

A) Revenues recognition

Principal difference
The Company has reviewed the requirements in IAS 18 regarding revenue recognition. The requirements included in the standard are generally more comprehensive and detailed compared to requirements under N GAAP. Based on this, the company has implemented more detailed guidelines for how to recognise revenue. Please see accounting policy for further details.

Impact on the income statement
Revenues have decreased by net NOK 1,206. The adjustment has been made for run-time revenue and engineering services.

Balance sheet impact
Deferred revenue has decreased net by NOK 123.

B) Employee benefits, pensions

Principal difference
The Company has reviewed the requirements under IAS 19 and, among other, reduced the discount rates for the defined benefit plan pension scheme. In addition, all cumulative actuarial gains and losses have been recognised in equity at the transition date

Impact on the income statement
Employee benefit expenses are increased by NOK 341.

Balance sheet impact
As of December 31, 2004, pension liabilities are increased by NOK 1,642.

C) Share based payment

Principal difference
Vested options to employees are expensed according to IFRS 2. The market value of options granted to employees are assessed based on a Black-Scholes calculation. Equivalent, Trolltech has provided for social security tax on options and takes into account the effect employees' payment of social security tax.

Impact on the income statement
Personnel expenses are increased by NOK 375, of which NOK 321 is option cost and NOK 54 is social security tax.

Balance sheet impact
The recognition of share-based payments implies a reclassification between other reserves and retained earnings of NOK 453 as of December 31, 2004. The provision for social security tax implies an increase in trade and other payables of NOK 112 as of December 31, 2004.

D) Deferred tax assets

Principal difference
The Company has reviewed the requirements under IAS 12. Based on this, basis for deferred tax assets for the company, Trolltech AS, have not been recognised due to lack of convincing evidence of future taxable income.

Impact on the income statement
Tax expense has decreased by NOK 30.

Balance sheet impact
Deferred tax assets have decreased by NOK 21,784.

E) Intangible assets

Principal difference
All development expenses were expensed as incurred under N GAAP. In accordance with IAS 38, expenses that are directly associated with the production of identifiable and unique software products controlled by the Company, that will probably generate net economic benefits beyond one year, the Company has the technical, financial and other resources to complete the development, expenditure attributable to the intangible assets can be measured reliably and the Company has the intention to complete the intangible assets are recognised as intangible assets.

Impact on the income statement
Amortizations have increased by NOK 3,713, employee benefit expense has decreased by NOK 7,905 and other operating costs have decreased by NOK 1,287.

Balance sheet impact
Intangible assets have increased by NOK 15,857.

F) Reclassification

The following reclassifications have been made due to the IFRS transition:
- Exchange gain on deferred revenue of NOK 458 has been reclassified from revenue to other income (expense), net.
- Exchange loss on trade receivables has been reclassified from financial items to revenues amounting to NOK 1,698.
- Deferred revenue amounting NOK 353 has been reclassified to non-current liabilities from current liabilities.
- Bonuses of NOK 174 have been reclassified from trade and other payables to provisions for other liabilities.

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS A	B	C	D	E	F	IFRS
Revenues	84,487	(1,206)	-	-	-	-	458	83,739
Employee benefit expense	(36,625)	-	(341)	(375)	-	7,905	-	(29,436)
Other operating costs	(44,865)	-	-	-	-	1,287	-	(43,579)
Depreciation and amortisation	(1,360)	-	-	-	-	(3,713)	-	(5,072)
Other income (expense), net	-	-	-	-	-	-	(1,698)	(1,698)
Result of operations	1,637	(1,206)	(341)	(375)	-	5,480	(1,240)	3,954
Financial items	(1,178)	-	-	-	-	-	1,240	62
Loss / profit before income tax	459	(1,206)	(341)	(375)	-	5,480	-	4,016
Tax	30	-	-	-	(30)		-	-
Loss / profit for the year	489	(1,206)	(341)	(375)	(30)	5,480	-	4,016

BALANCE SHEET AS AT JANUARY 1, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS A	B	C	D	E	F	IFRS
ASSETS								
Non-current assets								
Property, plant and equipment	2,194	-	-	-	-	-	-	2,194
Intangible assets	-	-	-	-	-	10,377	-	10,377
Deferred tax assets	21,754	-	-	-	(21,754)	-	-	-
Investment in subsidiaries	7,714	-	-	-	-	-	-	7,714
Other non-current assets	233	-	(233)	-	-	-	-	-
Total non-current assets	31,895	-	(233)	-	(21,754)	10,377	-	20,285
Current assets								
Trade and other receivables	9,054	-	-	-	-	-	-	9,054
Cash and cash equivalents	9,434	-	-	-	-	-	-	9,434
Total current assets	18,488	-	-	-	-	-	-	18,488
TOTAL ASSETS	50,383	-	(233)	-	(21,754)	10,377	-	38,773
EQUITY								
Share capital	193	-	-	-	-	-	-	193
Other reserves	6,595	-	-	132	-	-	-	6,727
Retained earnings	16,955	1,328	(1,300)	(190)	(21,754)	10,377	-	5,416
Total equity	23,743	1,328	(1,300)	(58)	(21,754)	10,377	-	12,336
LIABILITIES								
Non-current liabilities								
Pensions liabilities	-	-	1,067	-	-	-	-	1,067
Deferred revenue	-	-	-	-	-	-	-	-
Other liabilities	-	-	-	-	-	-	-	-
Total non-current liabilities	-	-	1,067	-	-	-	-	1,067
Current liabilities								
Trade and other payables	8,190	-	-	-	-	-	-	8,248
Current income tax liabilities	-	-	-	58	-	-	-	-
Deferred revenues	18,450	(1,328)	-	-	-	-	-	17,122
Provisions for other liabilities	-	-	-	-	-	-	-	-
Total current liabilities	26,640	(1,328)	-	58	-	-	-	25,370
Total liabilities	26,640	(1,328)	1,067	58	-	-	-	26,437
TOTAL EQUITY AND LIABILITIES	50,383	-	(233)	-	(21,754)	10,377	-	38,773

BALANCE SHEET AS AT DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
ASSETS		A	B	C	D	E	F	
Non-current assets								
Property, plant and equipment	2,186	-	-	-	-	-	-	2,186
Intangible assets	-	-	-	-	-	15,857	-	15,857
Deferred tax assets	21,784	-	-	-	(21,784)	-	-	-
Investment in subsidiaries	7,714	-	-	-	-	-	-	7,714
Other non-current assets	61	-	-	-	-	-	-	61
Total non-current assets	31,745	-	-	-	(21,784)	15,857	-	25,818
Current assets								
Trade and other receivables	15,543	-	-	-	-	-	-	15,543
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-	-
Cash and cash equivalents	11,847	-	-	-	-	-	-	11,847
Total current assets	27,390	-	-	-	-	-	-	27,390
TOTAL ASSETS	59,135	-	-	-	(21,784)	15,857	-	53,208
EQUITY								
Share capital	194	-	-	-	-	-	-	194
Other reserves	7,165	-	-	453	-	-	-	7,618
Retained earnings	17,443	123	(1,642)	(565)	(21,784)	15,857	-	9,432
Total equity	24,802	123	(1,642)	(112)	(21,784)	15,857	-	17,244
LIABILITIES								
Non-current liabilities								
Pensions liabilities	138	-	1,642	-	-	-	-	1,780
Deferred revenue	-	-	-	-	-	-	353	353
Other liabilities	-	-	-	-	-	-	-	-
Total non-current liabilities	138	-	1,642	-	-	-	353	2,133
Current liabilities								
Trade and other payables	9,939	-	-	-	-	-	(174)	9,765
Current income tax liabilities	-	-	-	-	-	-	-	-
Deferred revenues	24,256	(123)	-	-	-	-	(353)	23,780
Provisions for other liabilities	-	-	-	112	-	-	174	286
Total current liabilities	34,195	(123)	-	112	-	-	(353)	33,831
Total liabilities	34,333	(123)	1,642	112	-	-	-	35,964
TOTAL EQUITY AND LIABILITIES	59,135	-	-	-	(21784)	15,857	-	53,208

STATEMENT OF CHANGES IN EQUITY

(All numbers in NOK 1,000)

Impact of conversion to IFRS	Share capital	Other reserves	Retained earnings	Total equity
NGAAP January 1, 2004	193	6,595	16,955	23,743
A)			1,328	1,328
B)			(1,300)	(1,300)
C)		132	(190)	(58)
D)			(21,754)	(21,754)
E)			10,377	10,377
F)			-	-
IFRS January 1, 2004	193	6,727	5,416	12,336

CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
Cash flows from operating activities								
Profit (loss) before taxes for the period	459	(1,206)	(341)	(375)	-	5,480	-	4,016
Adjustments for:								
- Depreciation and amortisation	1,360	-	-	-	-	3,712	-	5,072
- Non-cash transition related to cost of share options	-	-	-	321	-	-	-	321
Changes in working capital (excluding the effects of exchange differences on consolidation):								
- Trade- and other receivables	(6,488)	-	-	-	-	-	(62)	(6,550)
- Trade and other payables and provisions	2,059	-	(372)	54	-	-	62	1,802
- Deferred revenue	5,806	1,206		-	-	-	-	7,012
- Pension liability	-	-	713	-	-	-	-	713
Cash generated from operations	3,194	-	-	-	-	9,192	-	12,386
- Income tax paid	-							-
Net cash generated from operating activities	3,194	-	-	-	-	9,192	-	12,386
Cash flows from investing activities								
Investments in intangible assets	-	-	-	-	-	(9,192)	-	(9,192)
Purchase of property, plant and equipment	(1,352)	-	-	-	-	-	-	(1,352)
Purchase of financial assets at fair value through profit or loss (money market fund)	-	-	-	-	-	-	-	-
Net cash used in investing activities	(1,352)	-	-	-	-	(9,192)	-	(10,544)
Cash flows from financing activities								
Proceeds from issuance of ordinary shares	571	-	-	-	-	-	-	571
Net cash generated from financing activities	571	-	-	-	-	-	-	571
Net increase in cash and cash equivalents	2,413	-	-	-	-	-	-	2,413
Cash and cash equivalents at beginning of the year	9,434	-	-	-	-	-	-	9,434
Exchange gains (losses) on cash								
Cash and cash equivalents at end of the year	11,847	-	-	-	-	-	-	11,847

TROLLTECH®

KUNNGJØRING/ANNOUNCEMENT

TIL AKSJEEIERE I TROLLTECH AS *[BRØNNØYSUND-KUNNGJØRING]*

I overensstemmelse med aksjeloven § 4-11 har generalforsamlingen i Trolltech AS vedtatt å registrere selskapets aksjer i VPS. Dette medfører at de som er angitt som aksjeeiere i selskapets aksjeeierbok vil bli registrert som eiere i VPS med det antall aksjer aksjeeierboken viser, med mindre det godtgjøres at en annen er aksjeeier. Aksjene vil bli registrert i VPS mandag 12. juni 2006.

Denne kunngjøringen blir publisert i Brønnøsyundregistrene 11. april 2006.

TO ALL SHAREHOLDER OF TROLLTECH AS

In accordance with the Norwegian Public Limited Company's Act § 4-11, the shareholders' meeting of Trolltech AS has resolved to register the shares of the Company in the VPS (VPS is an electronic register of shares). This entails that all those named as shareholders in the Company's shareholders' register will be registered as owners in the VPS with the same number of shares as described in the shareholders' register unless it is demonstrated that somebody else owns these shares. The shares will be registered in the VPS on Monday June 12, 2006.

This announcement will be publised in the Brønnøysund Register Centre on April 11, 2006.

Please contact Head of Legal Affairs Cathrine Bore at cathrine@trolltech.com or by phone +47 21 60 48 88 if you have questions related to this announcement.

TROLLTECH®

INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING I TROLLTECH ASA

Styret innkaller herved til ekstraordinær generalforsamling i Trolltech ASA:

Tid: 29. juni 2006, klokken 13:00.

Sted: Selskapets lokaler i Sandakerveien 116, 0484 Oslo

Styret har foreslått følgende agenda:

1. Åpning av møtet og registrering av fremmøtte aksjonærer og fullmakter

2. Valg av møteleder og én person til å signere protokollen sammen med møteleder

3. Spleis av aksjer

*****

Styrets forslag til vedtak og begrunnelser for disse følger av vedlagte styreprotokoll, datert 15. juni 2006. Årsregnskap, årsberetning og revisjonsberetning for 2005 er tilgjengelig på selskapets kontor.

*****

Aksjonærer som vil delta på generalforsamlingen bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand til Cathrine Bore, fax nr 21 60 48 02, innen onsdag 28. juni kl 17:00. De aksjonærer som ikke selv kan møte på generalforsamlingen, men som ønsker å være representert, kan enten gi fullmakt til egen fullmektig eller til styrets leder, Tore Mengshoel. Fullmaktsskjema er vedlagt.

15. juni 2006

Tore Mengshoel
Styreleder

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF TROLLTECH ASA

The Board hereby gives notice of an Extraordinary General Meeting of Trolltech ASA:

Time: 29 June 2006 at 1 p.m. (CET)

Place: The Company's offices at Sandakerveien 116, 0484 Oslo

The Board has proposed the following agenda:

1. Opening of the meeting and registration of attending shareholders and proxies

2. Election of a Chairman of the meeting and one person to co-sign the minutes with the Chairman

3. Combination of shares

*****

The Board's proposals for resolutions and the reasons for such are stated in the attached board minutes, dated 15 June 2006. The company's annual accounts, the directors' report and the auditor's report for 2005 are available at the company's offices.

*****

Shareholders who wish to attend the General Meeting are kindly asked to submit the enclosed form by fax to Cathrine Bore, fax no +47 21 60 48 02, within Wednesday 28 June at 17:00 CET. Shareholders who are unable to attend the General Meeting, but who wish to be represented at the meeting, may give power of attorney to a proxy or to Chairman of the Board, Tore Mengshoel. A proxy form is enclosed.

15 June 2006

Tore Mengshoel
Chairman of the Board

PÅMELDING

Jeg/vi kommer på ekstraordinær generalforsamling i Trolltech ASA torsdag 29. juni 2006 kl. 13:00.

☐ **FULLMAKT**

Undertegnede gir herved

____

fullmakt til å stemme for meg/oss på selskapets ekstraordinære generalforsamling torsdag 29. juni 2006 klokken 13:00.

____________, den / 2006

____

Navn på aksjonær

____

Underskrift

____

[navn med blokkbokstaver (om annet ann navn på aksjonær)]

PROTOKOLL FRA STYREMØTE I TROLLTECH ASA	MINUTES FROM BOARD MEETING IN TROLLTECH ASA
Denne protokollen utarbeidet både på norsk og engelsk. Dersom det skulle vise seg å være uoverensstemmelser mellom de to versjonene, skal den norske protokollen ha forrang.	These minutes have been prepared in both Norwegian and English. In case of variation in the content of the two versions, the Norwegian version shall prevail.
Styremøte i Trolltech ASA ble avholdt 15. juni 2006 kl 17:15 (CET) i selskapets lokaler i Sandakerveien 116 i Oslo, Norge. Følgende styremedlemmer deltok (enten ved oppmøte eller over telefon):	A board meeting in Trolltech ASA was held on 15 June 2006 at 17:15 (CET) at the company's offices in Sandakerveien 116 in Oslo, Norway. The following board members participated (in person or by telephone):
Tore Mengshoel, styrets leder Eirik Chambe-Eng Juha Christen Christensen Bernard Mathieu Dallé Matthias Frank Ettrich Thomas Tod Nielsen Haavard Nord	Tore Mengshoel, chairman of the board Eirik Chambe-Eng Juha Christen Christensen Bernard Mathieu Dallé Matthias Frank Ettrich Thomas Tod Nielsen Haavard Nord
Styret var således vedtaksdyktig, jf. allmennaksjeloven § 6-24. Det var ingen innvendinger til innkallingen til eller agendaen for styremøtet.	The board thereby constituted a quorum, cf. the Norwegian Public Limited Companies Act section 6-24. There were no objections regarding the notice of or the agenda for the board meeting.
Følgende saker ble behandlet:	The following issues were addressed:
1. SPLEIS AV AKSJER	**1. COMBINATION OF SHARES**
Styret vedtok å foreslå for selskapets generalforsamling å spleise samtlige aksjer i selskapet slik at 2 aksjer blir til 1 og slik at pålydende pr aksje økes fra kr 0,02 til kr 0,04.	The board resolved to propose to the shareholders meeting to combine all shares in the Company in the ratio 2 to 1, so that the nominal value per share is increased from NOK 0.02 to NOK 0.04.
Ingen aksjonærer eier et odde antall aksjer. En spleis fra 2 til 1 vil således være mulig å gjennomføre for alle aksjonærer.	No shareholder holds an uneven number of shares. A combination in the ratio 2 to 1 will therefore be possible to carry out for all shareholders.
Styret vedtok som en følge å foreslå å endre vedtektenes § 4 til å lyde:	The board resolved as a consequence to propose to change § 4 of the articles of association as follows:
"Selskapets aksjekapital er NOK 1.744.161,12 fordelt på 43.604.028 aksjer med en pålydende på NOK 0,04. Aksjene skal registreres i Verdipapirsentralen (VPS)."	"The share capital is NOK 1.744.162,12 divided into 43.604.028 shares, each with a nominal value of NOK 0,04. The shares shall be registered in the central securities register (Verdipapirsentralen (VPS))."

TROLLTECH®

INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING I TROLLTECH AS

Styret innkaller herved til ekstraordinær generalforsamling i Trolltech AS:

Tid: 15. juni 2006, klokken 10:00.

Sted: Selskapets lokaler i Sandakerveien 116, 0484 Oslo

Styret har foreslått følgende agenda:

1. Åpning av møtet og registrering av fremmøtte aksjonærer og fullmakter

2. Valg av møteleder og én person til å signere protokollen sammen med møteleder

3. To styrefullmakter til å utstede aksjer

4. Fullmakt til å utstede aksjer i forbindelse med selskapets opsjonsprogram

*****

Styrets forslag til vedtak og begrunnelser for disse følger av vedlagte styreprotokoll, datert 8. juni 2006. Årsregnskap, årsberetning og revisjonsberetning for 2005 er tilgjengelig på selskapets kontor.

*****

Aksjonærer som vil delta på generalforsamlingen bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand innen onsdag 14. juni kl 16:00 til fax nr 21 60 48 02. De aksjonærer som ikke selv kan møte på generalforsamlingen, men som ønsker å være representert, kan enten gi fullmakt til egen fullmektig eller til undertegnede. Fullmaktsskjema er vedlagt.

8. juni 2006
Trolltech AS

Eirik Chambe-Eng
Daglig leder

DOCS-#328393-v1-Innkalling_EGF_norsk.DOC

TROLLTECH

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF TROLLTECH AS

The Board hereby gives notice of an Extraordinary General Meeting of Trolltech AS:

Time: 15 June 2006 at 10 a.m. (CET)

Place: The Company's offices at Sandakerveien 116, 0484 Oslo

The Board has proposed the following agenda:

1. **Opening of the meeting and registration of attending shareholders and proxies**

2. **Election of a Chairman of the meeting and one person to co-sign the minutes with the Chairman**

3. **Two board authorizations to issue shares**

4. **Board authorization to issue shares in connection with the company's option program**

*****

The Board's proposals for resolutions and the reasons for such are stated in the attached board minutes, 8 June 2006. The company's annual accounts, the directors' report and the auditor's report for 2005 are available at the company's offices.

*****

Shareholders who wish to attend the General Meeting are kindly asked to submit the enclosed form by fax to fax no +47 21 60 48 02 within Wednesday 14 June at 16:00 CET. Shareholders who are unable to attend the General Meeting, but who wish to be represented at the meeting, may give power of attorney to a proxy or to the undersigned. A proxy form is enclosed.

8 June 2006
Trolltech AS

Eirik Chambe-Eng
Chief Executive Officer

DOCS-#328387-v1-Innkalling_EGF_-_engelsk.DOC

PROTOKOLL FRA STYREMØTE I TROLLTECH AS	MINUTES FROM BOARD MEETING IN TROLLTECH AS
Denne generalforsamlingsprotokoll utarbeidet både på norsk og engelsk. Dersom det skulle vise seg å være uoverensstemmelser mellom de to versjonene, skal den norske protokollen ha forrang.	These minutes have been prepared in both Norwegian and English. In case of variation in the content of the two versions, the Norwegian version shall prevail.
Styremøte i Trolltech AS ble avholdt 8. juni 2006 kl 18:00 (CET) i selskapets lokaler i Sandakerveien 116 i Oslo, Norge. Følgende styremedlemmer deltok (enten ved oppmøte eller over telefon):	A board meeting in Trolltech AS was held on 8 June 2006 at 18:00 (CET) at the company's offices in Sandakerveien 116 in Oslo, Norway. The following board members participated (in person or by telephone):
Tore Mengshoel, styrets leder Haavard Nord Eirik Chambe-Eng Matthias Frank Ettrich Thomas Tod Nielsen Juha Christen Christensen Bernhard Mathieu Dallé	Tore Mengshoel, chairman of the board Haavard Nord Eirik Chambe-Eng Matthias Frank Ettrich Thomas Tod Nielsen Juha Christen Christensen Bernhard Mathieu Dallé
Styret var således vedtaksdyktig, jf. aksjeloven § 6-24. Det var ingen innvendinger til innkallingen til eller agendaen for styremøtet.	The board thereby constituted a quorum, cf. the Norwegian Private Limited Companies Act section 6-24. There were no objections regarding the notice of or the agenda for the board meeting.
Følgende saker ble behandlet:	The following issues were addressed:
1. TO FULLMAKTER TIL Å UTSTEDE AKSJER BL.A. I FORBINDELSE MED OFFENTLIG TILBUD	**1. TWO AUTHORITIES TO ISSUE SHARES, INTER ALIA, IN CONNECTION WITH AN IPO**
Ettersom styret har besluttet å søke om notering på Oslo Børs, må det gjennomføres et offentlig tilbud for å tilfredsstille Oslo Børs' krav om fri flyt. Dette planlegges gjennomført som en emisjon, eventuelt i kombinasjon med et nedsalg. Styret ønsker at generalforsamlingen vedtar å gi styret en fullmakt til å utstede aksjer bl.a. i forbindelse med slikt offentlig tilbud. Slik fullmakt ble gitt i generalforsamling 26. mai 2006, men styret anser det nå nødvendig å nedjustere størrelsen på fullmakten. Dette skyldes at selskapet ønsker å øke beløpet på fullmakten til å utstede aksjer i henhold til selskapets opsjonsplan, samt å overholde at aksjelovens bestemmelser om maksimal størrelse på styrefullmakter overholdes. En ytterligere styrefullmakt kan deretter utstedes med virkning fra registrering av kapitalforhøyelsen etter det offentlige tilbudet. Styret vedtok derfor å foreslå at generalforsamlingen fatter	As the Board has resolved to apply for listing on the Oslo Stock Exchange ("OSE"), an initial public offering (IPO) must be carried out to fulfil the OSE's free float requirements. A share issue, possibly in combination with a sale of shares from existing shareholders, is contemplated to achieve this. The Board wishes that the shareholders' meeting resolve to issue an authority for the Board to issue shares, inter alia, in connection with such IPO. Such authority was granted by the shareholders' meeting on 26 May 2006, but the Board now deems it necessary to reduce the amount of the authority. The reason for this is that the company wishes to increase the amount of the authority to issue shares in accordance with the company's option program, as well as the need to comply with the Norwegian Private Limited Companies Act's provisions regarding the maximum size of board

Denne fullmakten skal ha virkning fra det tidspunkt kapitalforhøyelsen som skal vedta i forbindelse med det offentlige tilbudet, registreres i Foretaksregisteret."	*This authority shall take effect from the time the capital increase resolved in connection with the IPO is registered in the Norwegian Register of Business Enterprises."*
Årsaken til fravikelse av fullmakten i sistnevnte styrefullmakt er å gi styret fleksibilitet ved anvendelse av fullumakten.	The reason for derogating from the shareholders' preferential rights in the second authority is to provide the Board with flexibility when using the authority.
2. FULLMAKT TIL Å UTSTEDE AKSJER I FORBINDELSE MED SELSKAPETS OPSJONSPROGRAM	**2. AUTHORITY TO ISSUE SHARES IN ACCORDANCE WITH THE COMPANY'S OPTION PROGRAM**
Ettersom selskapets opsjonsprogram utgjør et nyttig insentiv for de ansatte, ønsker styret at generalforsamlingen vedtar å gi styret en fullmakt til å utstede aksjer i forbindelse med selskapets opsjonsprogram for sine ansatte. Slik fullmakt ble gitt i generalforsamling 26. mai 2006, men styret anser det nå nødvendig å oppjustere størrelsen på fullmakten for å ha kunne utstede det tilstrekkelige antall aksjer i henhold til selskapets opsjonsplan. Styret vedtok derfor å foreslå at generalforsamlingen fatter følgende vedtak:	As the company's option program provides a useful incentive for the employees, the Board wishes that the shareholders' meeting resolve to issue an authority for the Board to issue shares in relation to the company's option program for its employees. Such authority was granted by the shareholders' meeting on 26 May 2006, but the Board now deems it necessary to increase the amount of the authority in order to be able to issue a sufficient amount of shares in accordance with the company's option program. The Board therefore resolved to propose that the shareholders' meeting make the following resolution:
"Styret gis fullmakt til å øke aksjekapitalen med et maksimumsbeløp på NOK 148.753,44 gjennom én eller flere aksjekapitalutvidelser hvor tegningskursen pr aksje fastsettes av styret i forbindelse med hver enkelt utstedelse og i overensstemmelse med avtalte vilkår og insentivprogram.	*"The Board is granted the authority to increase the share capital by a maximum amount of NOK 148,753.44 in one or more issuances and at subscription prices per share to be determined by the Board in connection with each issuance in accordance with agreed terms and incentive programs.*
Fullmakten gjelder til og med 30. juni 2007. Eksisterende aksjonærers fortrinnsrett til å tegne og bli tildelt aksjer kan fravikes.	*The authority is valid until June 30, 2007. Existing shareholders' pre-emptive rights to subscribe for and to be allocated shares may be derogated from.*
Fullmakten kan kun benyttes til utstedelse av aksjer til konsernets ansatteog/eller styremedlemmer i forbindelse med opsjons- og insentivprogrammer.	*The authority may only be used for issuance of shares to the group's employees and/or board members in relation with option and incentive programs.*
Styret vedtar de nødvendige endringer i vedtektene i overensstemmelse med kapitalforhøyelser vedtatt i henhold til fullmakten."	*The Board shall resolve the necessary amendments to the articles of association in accordance with capital increases resolved pursuant to this authority."*
3. INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING	**3. NOTICE OF AN EXTRAORDINARY SHAREHOLDERS MEETING**
Styret besluttet å innkalle til ekstraordinær generalforsamling i selskapet den 15. juni 2006 kl 1000 i selskapets lokaler i Oslo, hvor de ovenfor nevnte forslag vil bli behandlet.	The board resolved to issue a notice of an extraordinary shareholders' meeting 15 June 2006 at 10 am. in the company's offices in Oslo, where the above mentioned proposals will be addressed.